Filed Pursuant to Rule 424(b)(3) and Rule 424(c)
Registration No. 333-215856
PROSPECTUS SUPPLEMENT NO. 8
(to Prospectus dated February 27, 2017)
10,000,000 Shares Common Stock
SOLENO THEREAPEUTICS, INC.
This Prospectus Supplement No. 8 supplements the prospectus dated February 27, 2017 or the prospectus that forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-215856). This prospectus supplement is being filed to update, amend and supplement the information included or incorporated by reference in the prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2017 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The prospectus and this prospectus supplement relate to the disposition from time to time by the selling stockholders identified in the prospectus, or their permitted transferees or other successors-in-interest, of an aggregate of 10,000,000 shares of our common stock. We are not selling any common stock under the prospectus and this prospectus supplement, and will not receive any of the proceeds from the sale of shares by the selling stockholders.
This prospectus supplement should be read in conjunction with the prospectus, which is to be delivered with this prospectus supplement. This prospectus supplement updates, amends and supplements the information included or incorporated by reference in the prospectus. If there is any inconsistency between the information in the prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Our common stock is traded on the NASDAQ Capital Market under the symbol “SLNO.” The last reported sale price of our common stock on The NASDAQ Capital Market on July 21, 2017 was $0.54 per share.
Investing in our common stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 10 of the prospectus, and under similar headings in any amendments or supplements to the prospectus, and “Part II — Item 1A — Risk Factors” in our Quarterly Report on Form 10-Q for the quarter ended March 31, 2017.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is July 24, 2017.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934
Date of Report (date of earliest event reported): July 18, 2017

SOLENO THERAPEUTICS, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-36593	77-0523891
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification Number)
1235 Radio Road, Suite 110
Redwood City, CA 94065
(Address of principal executive offices)
(650) 213-8444
(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 1.01.	Entry into a Material Definitive Agreement.

Stock Purchase Agreement

On July 18, 2017, Soleno Therapeutics, Inc. (the “Company”) completed the sale of stock of its 100% wholly-owned subsidiary, NeoForce, Inc. ("NFI") primarily related to the Company’s portfolio of neonatology resuscitation business pursuant to a Stock Purchase Agreement (the “Purchase Agreement”), dated as of July 18, 2017, with NeoForce Holdings, Inc. ("Holdings"), a 100% owned subsidiary of Flexicare Medical Limited, a privately held United Kingdom company, for $720,000 and adjustments for inventory and the current cash balances held at NFI. The Company will also receive the total outstanding accounts receivable and inventory held by NFI at the date of sale, as it is collected or sold, respectively. The transactions contemplated by the Purchase Agreement are a continuation of a process previously disclosed by the Company of evaluating strategic alternatives and focusing on the Company’s rare disease therapeutic business. The Purchase Agreement includes customary terms and conditions, including an adjustment to the purchase price based on inventory and accounts receivables, and provisions that require the Company to indemnify Holdings for certain losses that it incurs as a result of a breach by the Company of its representations and warranties in the Purchase Agreement and certain other matters. Proceeds from the sale are payable to the Company as follows: (1) a $720,000 payment to the Company in cash on July 18, 2017, (2) the value of outstanding accounts receivable as it is collected by NFI following July 18, 2017, payable on a monthly basis, and (3) the value of inventory as it is sold following July 18, 2017, payable on a monthly basis.

The Purchase Agreement contains customary representations and warranties of each of the parties. The Purchase Agreement contains indemnification rights in favor of Holdings following closing for (i) breaches of representations and warranties by NFI, including breaches related to organization, authorization, capitalization, title to assets, intellectual property, finders’ fees, and sufficiency of assets, (ii) breaches of any of the representations and warranties by the Company, and (iii) breaches of the covenants or agreements of the Company or NFI in the Purchase Agreement.

A copy of the Purchase Agreement is attached hereto as Exhibit 2.1, and the description of the material terms of the Purchase Agreement in this Item 1.01 is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference. A copy of the press release announcing the sale is being furnished as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

ITEM 2.01.	Completion of Acquisition or Disposition of Assets.

On July 18, 2017, pursuant to the Purchase Agreement described in Item 1.01, the Company completed the sale of its 100% owned subsidiary, NFI to Holdings, a 100% owned subsidiary of Flexicare Medical Limited, a privately held United Kingdom company in exchange for $720,000 and adjustments for inventory and outstanding accounts receivables. The information disclosed in response to Item 1.01 is incorporated herein by reference.

ITEM 7.01.	Regulation FD Disclosure.

On July 24, 2017, the Company issued a press release announcing the completion of the transaction contemplated by the Purchase Agreement described above in Item 1.01 of this Current Report on Form 8-K. A copy of the press release is furnished as Exhibit 99.1 hereto and incorporated herein by reference.

The information contained in this Item 7.01 is being “furnished” and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liability of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended. The information in this Item 7.01 of this Current Report on Form 8-K shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended, or into any filing or other document pursuant to the Securities Exchange Act of 1934, as amended, except as otherwise expressly stated in any such filing.

ITEM 9.01.	Financial Statements and Exhibits.

(b)	Pro Forma Financial Statements

The pro forma financial information required to be filed under this Item 9.01(b) is attached hereto as Exhibit 99.2.

(d)	Exhibits

The following exhibits are filed herewith:

Exhibit No.	Description

2.1*	Stock Purchase Agreement, dated as of July 18, 2017, and between Soleno Therapeutics, Inc., a Delaware corporation, and NeoForce Holdings, Inc. a Delaware corporation.
99.1	Press release of Soleno Therapeutics, Inc. issued on July 19, 2017.
99.2	Pro forma condensed consolidated financial information.

* The schedules to the Purchase Agreement have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a copy of any schedule omitted from the Purchase Agreement to the SEC upon request.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SOLENO THERAPEUTICS, INC.
Date: July 24, 2017
By: /s/ David O’Toole
David O’Toole
Senior Vice President, Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

2.1*	Stock Purchase Agreement, dated as of July 18, 2017, and between Soleno Therapeutics, Inc., a Delaware corporation, and NeoForce Holdings, Inc. a Delaware corporation.
99.1	Press release of Soleno Therapeutics, Inc. issued on July 19, 2017.
99.2	Pro forma condensed consolidated financial information.

STOCK PURCHASE AGREEMENT

by and between

SOLENO THERAPEUTICS, INC.,
a Delaware corporation
(“Seller”)

AND

NEOFORCE HOLDINGS, INC.
a Delaware corporation
(“Buyer”)

DATED AS OF JULY 18, 2017

ARTICLE 1 Definitions 1
ARTICLE 2 Purchase and Sale of Shares 11

2.1	Purchase and Sale of Shares 11

2.2	Consideration 11

2.3	Closing 11

2.4	Purchase Price 11

2.5	Pre-Closing Accounts Receivable 12

2.6	Section 338(h)(10) Election 13
ARTICLE 3 Representations and Warranties Regarding the Company 13

3.1	Organization and Authority of the Company 13

3.2	Authority and Qualification of the Company 13

3.3	Capitalization 14

3.4	Subsidiaries 14

3.5	No Conflicts; Consents 15

3.6	Financial Statements 15

3.7	Undisclosed Liabilities 15

3.8	Absence of Certain Changes, Events and Conditions 15

3.9	Material Contracts 17

3.10	Title to Assets; Real Property 19

3.11	Intellectual Property 21

3.12	Insurance 22

3.13	Legal Proceedings; Governmental Orders 23

3.14	Compliance with Laws; Permits; Healthcare Licenses 23

3.15	Environmental Matters 24

3.16	No Employees 24

3.17	Taxes 24

3.18	FDA; Regulatory Matters 25

3.19	Commissions and Fees 26

3.20	Customers and Suppliers 26

3.21	Accounts Receivable 26

3.22	Inventory 27

3.23	Warranty Matters; Product Liability 27

3.24	Indebtedness 27

3.25	Solvency 27

3.26	Territorial Restrictions 27

3.27	Healthcare Compliance 27

3.28	Bank Accounts 28

3.29	Information Technology 28
ARTICLE 4 Representations and Warranties Regarding Seller 30

4.1	Organization and Authority of Seller 30

4.2	No Conflicts; Consents 30

4.3	Ownership of Shares 31

4.4	Commissions 31

4.5	Legal Proceedings 31

4.6	Transferred Employees 31

4.7	Previous Bidder 31

4.8	OEM Business.. 31

4.9	Eligibility Under Section 338(h)(10) 31
ARTICLE 5 Representations and Warranties of Buyer 32

5.1	Organization and Authority of Buyer 32

5.2	No Conflicts; Consents 32

5.3	Brokers 33

5.4	Sufficiency of Funds 33

5.5	Legal Proceedings 33
ARTICLE 6 Other Agreements 33

6.1	Conduct of Business Prior to the Closing 33

6.2	Access to Information; Assistance 34

6.3	Governmental Approvals and Other Third-party Consents 34

6.4	Closing Conditions 34

6.5	Public Announcements 34

6.6	No Solicitation 35

6.7	Restrictive Covenants 35

6.8	Release by Seller. 37

6.9	Additional Tax Matters. 38

6.10	Insurance 39

6.11	Further Assurances 40
ARTICLE 7 Conditions to Closing 40

7.1	Conditions to Obligations of Buyer 40

7.2	Conditions to Obligations of Seller 41
ARTICLE 8 Indemnification 42

8.1	Survival 42

8.2	Indemnification by Seller. 42

8.3	Certain Limitations 43

8.4	Indemnification Procedures 43

8.5	Tax Treatment of Indemnification Payments 45

8.6	Exclusive Remedies 45

8.7	Right of Offset. 45
ARTICLE 9 Termination 46

9.1	Termination 46

9.2	Effect of Termination 47
ARTICLE 10 Miscellaneous 47

10.1	Expenses 47

10.2	Notices 47

10.3	Interpretation 48

10.4	Severability 48

10.5	Entire Agreement 48

10.6	Successors and Assigns 48

10.7	Third-party Beneficiaries 48

10.8	Amendment and Modification; Waiver 48

10.9	Governing Law 49

10.10	Specific Performance 49

10.11	Counterparts 49

Schedules and Exhibits

Exhibit A: Royalty Agreement

Exhibit B: Transition Services Agreement

Exhibit C: Assignment and Assumption Agreement

STOCK PURCHASE AGREEMENT

This Stock Purchase Agreement (“Agreement”) is dated as of July 18, 2017 (“Effective Date”), and is made by and between Soleno Therapeutics, Inc., a Delaware corporation (“Seller“), and NeoForce Holdings, Inc. a Delaware corporation (“Buyer”).

RECITALS
Seller owns all of the issued and outstanding stock of NeoForce, Inc, a Delaware corporation (“Company”), consisting of one thousand (1,000) shares of the Company’s common stock (“Shares”).
Buyer desires to purchase the Shares from Seller, and Seller desires to sell the Shares to Buyer, on the terms and conditions set forth in this Agreement.
Therefore, the parties agree as follows:
Article 1
Definitions
The following terms have the meanings specified or referred to in this Article 1:
“Accounts Receivable” means (i) all accounts receivable, notes receivable, and other rights to payment; (ii) the full benefit of all security for any of the foregoing; and (iii) any claim, remedy, or other right related to any of the foregoing.
“Acquisition Proposal” has the meaning set forth in Section 6.6.
“Adjustment Notice” has the meaning set forth in Section 2.4(d).
“Affiliate” means, with respect to a Person, another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, that Person. The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract, or otherwise.
“Agreement” has the meaning set forth in the preamble.
“Assets” has the meaning set forth in Section 3.10(a).
“Balance Sheet” has the meaning set forth in Section 3.6.
“Balance Sheet Date” has the meaning set forth in Section 3.6.
“Benefit Plan” means any “employee benefit plan” (as such term is defined in Section 3(3) of ERISA (whether or not subject to ERISA and whether written or unwritten) and any other indemnification, deferred compensation, pension, death, disability, savings, profit sharing, benefit, retirement, employment, consulting, compensation, commission, incentive, bonus, equity (including stock option, restricted stock and stock appreciation right), phantom equity, change in control, severance, vacation, paid time off, welfare and fringe-benefit (including health, life insurance, cafeteria, flexible spending, dependent care) plan, policy, agreement, arrangement, or program (including a 401k plan).
“Business” means the business relating to neonatal pulmonary resuscitators, circuits, masks, and related accessories; resuscitation timers; and temperature probes and related accessories, as conducted by the Company as of the Effective Date.
“Business Day” means any day except Saturday, Sunday, or any other day on which commercial banks located in California are authorized or required by Law to be closed for business.
“Buyer” has the meaning set forth in the preamble.
“Buyer Indemnified Parties” has the meaning set forth in Section 8.2.
“Buyer’s Calculation” has the meaning set forth in Section 2.4(d).
“Buyer Objection” has the meaning set forth in Section 2.4(d).
“Cap” has the meaning set forth in Section 8.3(b).
“Closing” has the meaning set forth in Section 2.3.
“Closing Date” means the date on which the Closing occurs.
“Closing Purchase Price Payment” has the meaning set forth in Section 2.4(a).
“Code” means the Internal Revenue Code of 1986, as amended.
“Collection Period” has the meaning set forth in Section 2.5.
“Company” has the meaning set forth in the preamble.
“Company Owned Intellectual Property” has the meaning set forth in Section 3.11(b).
“Company Software” means Software owned or purported to be owned by, licensed exclusively or purported to be licensed exclusively to, or developed by or for, the Company, including, but not limited to, NeoForce Sales Funnel, and licenses for Microsoft Office, but shall specifically exclude Sage.
“Confidential Information” means the Company’s or Buyer’s respective trade secrets and other confidential or proprietary information, including customer lists, supplier lists, marketing and business development materials and strategies, research and development, financial information, and pricing strategies.
“Consignment Inventory” means all of the Company’s parts and products intended for sale to third parties existing as of the Closing that have not been sold by the Company within the ninety (90) days after the Closing.
“Consignment Inventory Payment” the meaning set forth in Section 2.4(b).
“Consignment Period” has the meaning set forth in Section 2.4(b).

“Consolidated Group” means any affiliated, combined, consolidated, unitary or similar group with respect to any Taxes, including any affiliated group within the meaning of Section 1504 of the Code electing to file consolidated federal income Tax Returns and any similar group under foreign, state or local law.
“Customer Data” means any and all information (a) collected by the Company about visitors to or users of their respective websites(s) or services which either (i) identifies such customer or its unique visitors or users, (ii) is unique to such customer or its unique visitors or users or (iii) could provide insight into such users’ or visitors’ behavior if analyzed, aggregated or otherwise examined or (b) held, retained or maintained by the Company for purposes of analyzing or comparing any interaction between third parties and such website(s) to the extent such data is received in accordance with applicable terms and conditions governing the use and sale of the Company’s products and services.
“Deductible” has the meaning set forth in Section 8.4(a).
“Disclosure Schedules” means the Disclosure Schedules to this Agreement delivered by Seller to Buyer.
“Dollars or $” means the lawful currency of the United States.
“Drop Dead Date” has the meaning set forth in Section 9.1(b)(iii).
“Effective Date” has the meaning set forth in the preamble.
“Encumbrance” means any lien, pledge, mortgage, deed of trust, security interest, charge, claim, contractual restriction or covenant, option, easement, encroachment or other similar encumbrance or lien (whether arising by contract or by operation of Law).
“Environmental Claim” means any action, suit, claim, investigation or other Proceeding by any Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law or term or condition of any Environmental Permit.
“Environmental Law” means any applicable Law, and any binding Governmental Order or agreement with any Governmental Authority relating to pollution (including the prevention or cleanup thereof) or the protection of natural resources, endangered or threatened species, or to the protection of human health from exposures of Hazardous Materials in the environment (including ambient air, soil, surface water or groundwater, or subsurface strata). The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and

Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; and the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.
“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim, in each case, relating to actual or alleged non-compliance with any Environmental Law or any term or condition of any Environmental Permit.
“Environmental Permit” means any Permit required by Environmental Law.
“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.
“Estimated Closing Saleable Inventory Value” means the estimated Saleable Inventory Value as of the Closing.
“Estimated Closing Saleable Inventory Value Payment” means twenty percent (20%) of the Estimated Closing Saleable Inventory Value.
“Exclusivity Period” has the meaning set forth in Section 6.6.
“FDA” means the United States Food and Drug Administration.
“Final Balance Sheet” has the meaning set forth in Section 3.6.
“Final Balance Sheet Date” has the meaning set forth in Section 3.6.
“Fundamental Representations” means the representations and warranties set forth in Sections 3.1, 3.2, 3.3, 3.5, 3.10(a), 3.17, 4.1, 4.2, 4.3 and 4.6.
“GAAP” means United States generally accepted accounting principles in effect from time to time.
“Governmental Authority” means any federal, state, local or foreign government or political subdivision thereof, or any agency, department, bureau, office, commission, board, authority or instrumentality or court of competent jurisdiction thereof, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of Law), or any arbitrator, court, or tribunal of competent jurisdiction.
“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination, or award entered by or with any Governmental Authority.
“Hazardous Materials” means: (a) any material, substance, chemical, waste, product, derivative, compound, mixture, solid, liquid, mineral or gas, in each case, that is hazardous, acutely hazardous, toxic, or words of similar import or regulatory effect under Environmental Laws; and (b) any petroleum or petroleum-derived products, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation, and polychlorinated biphenyls.
“Hardware” means any computer or computer network equipment used by, or for the benefit of, the Company (or, where so specified, by or for the benefit of any other Person) at any time including parts of computer equipment such as firmware, screens, terminals, keyboards, disks and including cabling, routers, and other peripheral and associated electronic equipment, but excluding all Software.
“Healthcare Laws” means (a) any and all federal, state and local laws, statutes, codes, acts, ordinances, orders, judgments, decrees, injunctions, rules, regulations, permits, licenses, authorizations, directions or requirements of any Governmental Authority relating to health care or insurance fraud and abuse, including, without limitation, the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b) and 41 U.S.C. §§ 51-58), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the Exclusion Laws (42 U.S.C.§§ 1320a-7 and 1320a-7a), the Program Fraud Civil Remedies Act (31 U.S.C. §§ 3801-3812), the Civil Monetary Penalties Law (including those pertaining to beneficiary inducements) (42 U.S.C. §§ 1320a and 1320a-7b, and the regulations promulgated pursuant to such statutes; (b) the federal Food, Drug & Cosmetic Act (21 U.S.C. §§ 301 et seq.), the Federal Health Care Fraud Law (18 U.S.C. § 1347) and all federal and state laws related to pharmacology, pharmacy, and dispensing medicines or controlled substances, and the regulations promulgated thereunder, including without limitation, the federal Controlled Substances Act (21 U.S.C. §801), as well as those related to the wholesale distribution of products, including the Prescription Drug Marketing Act (21 U.S.C. §353) and the regulations promulgated thereunder; (c) any and all federal, state and local Laws concerning privacy and data security for patient information, including the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. §§ 1320d-1329d-8), as amended, and all federal and state laws applicable to medical record retention, privacy, security, patient confidentiality and informed consent, and the regulations promulgated thereunder; (d) Medicare (Title XVIII of the Social Security Act), as amended and the regulations promulgated thereunder; (e) Medicaid (Title XIX of the Social Security Act) and the regulations promulgated thereunder; (f) the Medicare Prescription Drug, Improvement, and Modernization Act of 2003 (Pub. L. No. 108-173) and the regulations promulgated thereunder; (g) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152); (h) quality, safety and accreditation standards and requirements of all applicable state Laws, regulatory bodies, or quasi-governmental accrediting bodies; (i) federal, state and local Laws regulating the ownership, operation or licensure of a health care business, or assets used in connection therewith, including pharmacies and wholesale distributors; (j) federal, state and local Laws relating to the provision of management or administrative services in connection with practice of pharmacy and other health care professions, employment of professionals by non-professionals, professional fee splitting, patient brokering, patient or program charges, claims submission, record retention, certificates of operations and authority; (k) federal and state Laws with respect to financial relationships between referral sources and referral recipients, including, but not limited to, the federal Stark Law (42 U.S.C. 1395nn et. seq.) and the regulations promulgated thereunder; (l) life safety codes; and (m) any and all other applicable health care related Laws.
“Healthcare Licenses” means all licenses, permits, certificates and other authorizations, consents and approvals required by a Governmental Authority (including, without limitation, all provider/supplier agreements with Medicare and state Medicaid programs and associated billing or provider/supplier identification numbers) that are necessary for the Company to operate the Business.
“HIPAA” has the meaning set forth in Section 3.26.
“Indebtedness” means, without duplication, all indebtedness of a Person for borrowed money, whether secured or unsecured, including (a) all indebtedness of the Company for money borrowed from a lender; (b) indebtedness of such a Person for the deferred purchase price of an asset or services represented by a note, earnout or contingent purchase payment; (c) all indebtedness of such Person created or arising under any conditional sale or other title retention agreement with respect to an asset acquired by such

Person; (d) all indebtedness of such Person secured by a mortgage or other Encumbrance to secure all or part of the purchase price of the property subject to such Encumbrance or mortgage; (e) that portion of obligations with respect to capital leases that is properly classified as a liability on a balance sheet in conformity with GAAP; (f) any liability of such Person in respect of banker’s acceptances or letters of credit; (g) notes payable and agreements representing extensions of credit whether or not representing obligations for borrowed money; (h) guarantees securing indebtedness for borrowed money; (i) all deferred compensation obligations, including (1) all payment obligations under any non-qualified deferred compensation plan of the Company and (ii) any underfunded pension or post-retirement liabilities of the Company; (j) any obligations under any interest rate swap agreements; and (k) all interest, any premiums payable or any other costs, fees or charges (including any prepayment penalties) on any instruments or obligations described in clauses (a) through (j) hereof, all as the same may be payable upon the complete and final payoff thereof, regardless of whether such payoff occurs prior to, simultaneous with or following the Closing.
“Indemnified Party” has the meaning set forth in Section 8.4.
“Indemnifying Party” has the meaning set forth in Section 8.4.
“Independent Auditor” means a mutually acceptable independent accounting firm having no prior relationship with Buyer, Seller, or the Company.
“Insurance Policies” has the meaning set forth in Section 3.12.
“Intellectual Property” has the meaning set forth in Section 3.11(a).
“IT Systems” means all computer, Hardware and Software systems used by the Company in the Business including related information and communications technology infrastructure and systems.
“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree, arbitration award, other requirement or rule of law of any Governmental Authority, including Healthcare Laws.
“Losses” means, collectively, any loss, liability, fine, penalty, cost, Proceeding, demand, claim, charge, interest, award, fine, Taxes, or damage of any kind or nature, regardless of whether suffered directly or arising from a third party claim.
“Lease” has the meaning set forth in Section 3.10(b).
“Malicious Code” has the meaning set forth in Section 3.30(f).
“Material Adverse Effect” means any event, occurrence, fact, condition, or change that, individually or in the aggregate with other such events, occurrences, facts, conditions, or changes, is, or could reasonably be expected to be, materially adverse to: (a) the business, results of operations, financial condition, liabilities, assets, or prospects of the Company; (b) Seller’s ability to complete the transactions contemplated by this Agreement; or (c) Buyer’s ability to operate the Company’s business immediately after the Closing in the manner operated by Seller before the Closing; except that none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) conditions affecting (A) any of the industries in which the Company operates or participates, (B) the U.S. economy or financial or capital markets (including interest rates) or political conditions in the U.S. or (C)

any foreign economy or financial markets in any location where the Company operates or the political conditions in any such markets; (ii) any failure by the Company to meet internal or other estimates, predictions, projections or forecasts, including as provided to Buyer by the Company or any of the Company’s Representatives (provided, that the facts giving rise or contributing to any such failure may be deemed to constitute, or be taken into account in determining whether there has been, a Material Adverse Effect; provided, further, that this clause (ii) shall not be construed as implying the Company is making any representation or warranty hereunder with regard to any such estimates, predictions, projections or forecasts); (iii) any changes arising from or attributable or relating to (A) the announcement or pendency of any of the transactions contemplated by this Agreement or any other related transaction document or the identity or involvement of Buyer, (B) any breach by Buyer of this Agreement or any other related transaction document, or (C) the introduction or success of any product that competes with any product of the Company; (iv) the taking of any action by Buyer or Buyer’s Affiliates, or the taking of any action by the Company approved in writing by Buyer or that are otherwise permitted under the terms of this Agreement; (v) the failure to take any action as a result of any restrictions or prohibitions set forth in Article 6 hereof with respect to which Buyer has refused, upon the Company’s written request, to provide a waiver; (vi) the filing, defense or settlement of any stockholder class action or derivative litigation commenced against the Company or its directors on or after the Effective Time with respect to this Agreement; (vii) any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof; (viii) acts of war, hostilities or terrorism or any escalation or material worsening of any such acts of war, hostilities or terrorism, or the occurrence or escalation of any other calamity or crisis; or (ix) any matters set forth in the Disclosure Schedules, except, for purposes of clauses (i), (vii) and (viii), to the extent, and only to the extent, that such conditions have a materially disproportionate impact on the Company as compared to other persons engaged in the pharmaceutical industry.
“Material Contracts” has the meaning set forth in Section 3.9(a).
“Material Customers” has the meaning set forth in Section 3.20(a).
“Material Software” has the meaning set forth in Section 3.11(c).
“Material Suppliers” has the meaning set forth in Section 3.20(b).
“Pending Litigation” means any Proceeding arising out of or relating to the Company, the Shares, or Seller.
“Permits” means all permits, licenses, franchises, approvals, authorizations, and consents required to be obtained from Governmental Authorities, other than the Healthcare Licenses.
“Permitted Encumbrances” has the meaning set forth in Section 3.10(a).
“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association, or other entity.
“Pre-Closing Accounts Receivable” means the Company’s Accounts Receivable that are existing and outstanding as of the Closing.
“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date, and, with respect to any Straddle Period, the portion of such taxable period ending on the Closing Date.

“Proceeding” means any action, arbitration, audit, demand, examination, hearing, claim, complaint, charge, investigation, litigation, proceeding, prosecution, unfair labor practice charge or complaint, mediation, or suit (in each case, whether civil, criminal, administrative, judicial or investigative, whether public or private).
“Purchase” has the meaning set forth in Section 2.1.
“Purchase Price” has the meaning set forth in Section 2.2.
“Purchased Receivable” has the meaning set forth in Section 2.6.
“Real Property” means the real property owned, leased, licensed, or subleased by the Company, together with all buildings, structures, and facilities located thereon, and all easements, rights of way, tenements, hereditaments, and appurtenances thereunto belonging or in anywise appertaining.
“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata.
“Released Claims” has the meaning set forth in Section 6.8(a).
“Releasees” has the meaning set forth in Section 6.8(a).
“Releasors” has the meaning set forth in Section 6.8(a).
“Remaining Saleable Inventory Value Payment” has the meaning set forth in Section 2.4(c).
“Representative” means, with respect to any Person, any and all directors, officers, employees, and other authorized agents of that Person.
“Saleable Inventory” means all of the Company’s parts and products intended for sale to third parties existing as of the Closing that are sold during the period beginning on the Closing and ending ninety (90) days after the Closing.
“Saleable Inventory Value” means the lesser of: (i) the original cost of goods (as set forth on Section 3.22 of the Disclosure Schedules) of the Company’s parts and products intended for sale to third parties existing as of the Closing that are sold during the period beginning on the Closing and ending ninety (90) days after the Closing; and (ii) One Hundred Thousand Dollars ($100,000.00).
“Section 338 Asset Allocation Schedule” has the meaning set forth in Section 2.7.
“Section 338(h)(10) Election” has the meaning set forth in Section 2.7.
“Seller’s Knowledge” means the actual knowledge of Anish Bhatnagar, Otho Boone, and David O’Toole.
“Shares” has the meaning set forth in the recitals.

“Software” means computer software and firmware programs and software systems, including all data, databases, compilations, libraries, algorithms, tools, utilities, graphical user interfaces, and platforms, all updates and modifications thereof, and all related documentation, developer notes and materials, whether in source code or object code form.
“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (b) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Straddle Period” has the meaning set forth in Section 6.9(a).
“Taxes” means (a) all federal, state, local, foreign and other income, gross receipts, sales, use, production, ad valorem, transfer, escheat, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties, or other taxes, fees, assessments, or charges of any kind whatsoever in the nature of a Tax, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties; and (b) any liability for the payment of any amounts of the type described in clause (a) as a result of being a member of a Consolidated Group for any period; and (c) any liability for the payment of any amounts of the type described in clause (a) or (b) as a result of the operation of law or any express or implied obligation to indemnify any other Person.
“Tax Return” means any return, declaration, report, claim for refund, information return or statement, or other document required to be filed with respect to Taxes, including any schedule or attachment thereto, and including any amendment thereof.
“Territory” means the United States.
“Third-Party Claim” has the meaning set forth in Section 8.5(a).
“Transaction Expenses” means all fees, expenses and other payment obligations of the Company and Seller payable (a) to third party service providers that are incurred or to be incurred prior to and through the Closing Date in connection with the negotiation, preparation and execution of this Agreement, the Closing and the consummation of the transactions contemplated hereby, including out-of-pocket costs, fees and expenses of or to financial advisors, attorneys, accountants and other service providers; (b) in connection with obtaining consents required from third parties to the Material Contracts set forth on Schedule 3.10(b) of the Disclosure Schedules; and (c) the premiums for the “tail” or “run-off” insurance policies required by Section 6.10.

“Transferred Employees” means, collectively, Otho Boone , Louise Bucciarelli, Mike Ragan, Amy Rifkind, Kimberly Reed, and Amber Foster.
“Uncollected Receivable” has the meaning set forth in Section 2.6.
ARTICLE 2
Purchase and Sale of Shares
2.1    Purchase and Sale of Shares. On and subject to the terms of this Agreement, at the Closing, Buyer shall purchase the Shares from Seller, and Seller shall sell the Shares to Buyer (“Purchase”).
2.2    Consideration. As consideration for the Purchase, Buyer shall provide the following consideration to Seller:
(i)    Seven Hundred Twenty Thousand Dollars ($720,000.00), plus the Saleable Inventory Value (“Purchase Price”), paid in accordance with Section 2.4;
(ii)    The Consignment Inventory Payment, paid in accordance with Section 2.4(b); and
(iii)    The amount of the Company’s Pre-Closing Accounts Receivable collected by Buyer, or ninety percent (90%) of any Purchased Receivables in lieu thereof, paid in accordance with Section 2.5.
2.3    Closing. The closing of the Purchase (“Closing”) will occur on July 18, 2017, at the offices of Brown & Streza, 40 Pacifica, 15th Floor, Irvine, California, or at any other time or place that the parties agree upon. The parties intend for Seller to be considered the owner of the Shares during the entire day on the date the Closing occurs.
2.4    Purchase Price.
(a)    Closing Purchase Price. At the Closing, Buyer shall pay Seller, in cash or immediately available funds, an amount equal to (i) Seven Hundred Twenty Thousand Dollars ($720,000.00), plus (ii) a portion of the Saleable Inventory Value equal to the Estimated Closing Saleable Inventory Value Payment (“Closing Purchase Price Payment”).
(b)     Consignment Inventory Payment. For the period beginning ninety (90) days after the Closing Date and continuing through the first anniversary of the Closing Date (“Consignment Period”), the Company will have the exclusive right to sell the Consignment Inventory. On each of January 15, April 15, and July 15, during the Consignment Period, and within fifteen (15) days of the final day of the Consignment Period (if applicable), Buyer shall pay Seller an amount equal to the Company’s original cost of goods, as set forth on Section 3.22 of the Disclosure Schedules, for each unit of Consignment Inventory sold by the Company during the previous quarter ending on December 31, March 31, June 30, and the portion of any quarter in which the final day of the Consignment Period falls (as applicable) (each, a “Consignment Inventory Payment”). After the Consignment Period, Buyer and the Company, at their sole cost and expense, may dispose of the Consignment Inventory in any reasonable manner they desire and Seller will not be entitled to any proceeds concerning any such disposition.
(c)    Final Saleable Inventory Value Payment. On the later of: (i) one hundred twenty (120) days after the Closing, or (ii) five (5) Business Days after the final determination of the Saleable Inventory Value under Section 2.4(d), Buyer shall pay Seller, in cash or immediately available funds, an amount equal to the remaining portion of the Saleable Inventory Value (the “Remaining Saleable Inventory Value Payment”), which shall equal (x) the Saleable Inventory Value, minus (y) the Estimated Closing Saleable Inventory Value Payment; provided, however, that in no event shall the payment made from Buyer to Seller pursuant to this Section 2.4(c) be negative.
(d)    Adjustments to Purchase Price. Within one hundred twenty (120) days after the Closing, Buyer shall provide Seller with a written statement of Buyer’s calculation of the Saleable Inventory Value (“Buyer’s Calculation”). Seller will have thirty (30) days from its receipt of the Buyer’s Calculation to provide written notice to Buyer proposing any adjustments to the Saleable Inventory Value set forth in the Buyer’s Calculation (“Adjustment Notice”). During that thirty-day period, Buyer shall provide Seller and Seller’s accountants and other advisors with reasonable access to the books, records, and other source materials Buyer used to calculate the Saleable Inventory Value, but Buyer will have no obligation to provide any materials covered by the attorney-client privilege or any work product, summaries, memorandums, or other analyses prepared by Buyer or on Buyer’s behalf. If Seller does not timely deliver an Adjustment Notice, the Saleable Inventory Value set forth in the Buyer’s Calculation will be binding and conclusive concerning the parties. If Seller timely delivers an Adjustment Notice, Buyer will have five (5) Business Days after its receipt of the Adjustment Notice to provide written notice to Seller that it contests or objects to the Adjustment Notice (“Buyer Objection”). If Buyer does not timely deliver a Buyer Objection, the Saleable Inventory Value provided for under the Adjustment Notice will be binding and conclusive concerning the parties. If Buyer timely delivers a Buyer Objection, the parties shall negotiate in good faith to resolve their dispute, but if the parties fail to resolve their dispute within seven (7) Business Days after delivery of the Buyer Objection, Buyer and Seller shall retain the Independent Auditor to determine the Saleable Inventory Value, and the Independent Auditor’s determination will be binding and conclusive concerning the parties. Buyer and Seller will each pay half of the Independent Auditor’s fees and costs relating to the determination of the Saleable Inventory Value, including the costs of any appraisers or other experts retained by the Independent Auditor to assist in determining the Saleable Inventory Value.
2.5    Pre-Closing Accounts Receivable. For ninety (90) days after the Closing (“Collection Period”), the Company will have the exclusive right to collect and attempt to collect the Pre-Closing Accounts Receivable, and Buyer shall cause the Company to use commercially reasonable efforts, consistent with industry standard practice, to collect the Company’s Accounts Receivable existing as of the Closing Date. Any amount collected will be paid to Seller on a monthly basis within 10 calendar days following the end of each month during the Collection Period. Following expiration of the Collection Period, Seller may elect to assume and thereafter collect any or all of the Pre-Closing Accounts Receivable that remains uncollected after the Collection Period (“Uncollected Receivable”) by delivering written notice to Buyer within thirty (30) days after the end of the Collection Period; except that within five (5) Business Days after receiving notice of Seller’s election, Buyer may elect for the Company to retain the subject Uncollected Receivable by delivering written notice of its election to Seller and paying Seller ninety percent (90%) of the face value of the Uncollected Receivable that Seller desired to assume (“Purchased Receivable”). Any amount collected by the Company after the Collection Period concerning any Uncollected Receivable that Seller does not elect to assume and that is not a Purchased Receivable will be paid to Seller on a monthly basis within 10 calendar days following the end of each month thereafter.
2.1    Section 338(h)(10) Election. Buyer and Seller shall join in making an election under Section 338(h)(10) of the Code and any corresponding equivalent elections under state or local law (collectively, a “Section 338(h)(10) Election”) with respect to the Purchase. Buyer and Seller further agree to: (i) allocate the Purchase Price among the Company’s assets that are deemed to have been acquired pursuant to Section 338(h)(10) of the Code and comparable state income tax provisions (“Section 338 Asset Allocation

Schedule”) and (ii) exchange, complete, and properly execute copies of IRS Form 8023, the required schedules related thereto, and comparable state forms and schedules, all of which will be prepared on a basis consistent with the Section 338 Asset Allocation Schedule. The Section 338 Asset Allocation Schedule will be determined by Buyer in good faith, subject to Seller’s reasonable approval. If any changes are required to be made to these forms or schedules (including the Section 338 Asset Allocation Schedule), the parties shall promptly and in good faith negotiate and attempt to reach an agreement as to the precise changes required to be made. If the parties cannot reach an agreement, they will submit the dispute to the Independent Auditor, whose decision will be binding and conclusive on the parties. Buyer and Seller will each pay half of the Independent Auditor’s fees and costs. Buyer will prepare and file all further documents and materials necessary in connection with making a Section 338(h)(10) Election, and Seller agrees to assist Buyer and reasonably cooperate with Buyer in connection therewith. Buyer and Seller shall prepare and file all tax returns and reports with respect to taxes, including if necessary Internal Revenue Service Form 8883 and comparable state forms, in a manner consistent with the Section 338(h)(10) Election and the valuation of the assets as set forth in the Section 338 Asset Allocation Schedule.
ARTICLE 3
Representations and Warranties Regarding the Company
Seller represents and warrants to Buyer that, except as set forth on the Disclosure Schedules, the statements contained in this Article 3 are true and correct as of the Effective Date and the Closing Date, except for the representation and warranties expressly made as of a specific date (which need only be true as of the specified date).

3.1    Organization and Authority of the Company. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Section 3.1 of the Disclosure Schedules sets forth a complete and correct list of each director and officer of the Company. The Company is not in violation, breach or default of any term of its articles of incorporation, bylaws, or other governing documents.
3.2    Authority and Qualification of the Company. The Company has all necessary corporate power and authority to own, operate, or lease the properties and assets now owned, operated or leased by it and to carry on its business as it is currently conducted. The Company is duly licensed or qualified to do business and is in good standing in each jurisdiction set forth in Section 3.2 of the Disclosure Schedules, which are the only jurisdictions where the character of the properties owned, leased, or operated by the Company or the nature of the Company’s activities make such qualification necessary. The minute books and other records of the Company made available to Buyer contain a true and complete record, in all material respects, of all material actions taken at all meetings and by all written consents in lieu of meetings of the shareholders, board of directors, and committees of the board of directors and other governing bodies of the Company. The stock transfer ledgers and other records of the Company accurately reflect all issuances and record transfers in the stock and other equity interests of the Company.
3.3    Capitalization.
(a)    As of immediately prior to the Closing, the authorized capital stock of the Company consists of one thousand (1,000) shares. As of the Closing, all issued and outstanding capital stock of the Company, including the Shares, will be duly authorized, validly issued, fully paid and non-assessable, free of all preemptive or similar rights, issued in compliance with applicable securities Laws and exemptions therefrom and the governing documents of the Company.

(b)    As of immediately prior to the Closing, all of the issued and outstanding capital stock of the Company is owned of record and beneficially by the Seller, and Seller has good and valid title to such capital stock, free and clear of any Encumbrances, other than applicable securities law restrictions and any contractual restriction or covenant which will be terminated as of the Closing.
(c)    As of the Closing Date, there are no outstanding or authorized options, warrants, convertible securities, purchase rights, subscription rights, pledges, puts or calls, conversion rights, exchange rights, or other rights, agreements, arrangements, or commitments of any character relating to the capital stock of the Company or obligating the Company to issue, sell, dispose, repurchase, redeem, or acquire any shares of capital stock of, or any other interest in, the Company. The Company does not have outstanding or authorized any stock appreciation, stock options, restricted stock units, profit participation, phantom stock, or similar rights. As of the Closing, there are no voting trusts, stockholder agreements, proxies, or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares and no agreements or arrangements to which either of the Company or Seller is a party relating to the registration, sale ,or transfer (including arrangements relation to rights of first refusal, co-sale rights, or “drag along” rights) of the Shares or any securities convertible into or exchangeable or exercisable for any equity interests of the Company. Except for this Agreement, no owner of any capital stock of the Company has entered into any agreement, direct or indirect, to transfer record or beneficial ownership of any shares of the Company’s capital stock that will still be effective as of the Closing. No shares of the Company’s capital stock have been issued in violation of preemptive or similar rights. The Company is not subject to any obligation (contingent or otherwise) to repurchase or otherwise acquire or retire any capital stock of the Company or any interest therein or to make any distribution in respect thereof.
3.4    Subsidiaries. Other than as set forth on Section 3.4 of the Disclosure Schedules, the Company does not own, or have, and has never owned or had, any interest in any shares or an ownership interest in any other Person, including a partnership, joint venture, trust or other non-corporate business enterprise.
3.5    No Conflicts; Consents. Except as set forth in Section 3.5(a) of the Disclosure Schedules, the execution, delivery and performance of this Agreement, and the completion of the transactions contemplated by this Agreement, do not and will not: (i) conflict with or result in a violation or breach of any provision of the articles of incorporation, bylaws, or other governing documents of the Company, true and correct copies of which have been made available to Buyer; (ii) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to the Company; or (iii) require the consent, notice, approval, exemption, authorization, or other action by any Person, conflict with, result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under or result in the acceleration of any Material Contract of the Company. Except as set forth in Section 3.5(b) of the Disclosure Schedules, no consent, approval, authorization, Permit, Healthcare License, Governmental Order, declaration, or filing with, or notice to, any Governmental Authority is required by or with respect to the Company in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement. In addition, except for the matters set forth on Section 3.5(c) of the Disclosure Schedules, no consent or approval of, prior filing with or notice to, or any action by, any Governmental Authority or any other third party is required in connection with the transactions contemplated by this Agreement.
3.6    Financial Statements. The balance sheet of the Company as of June 30, 2017 is referred to as the “Balance Sheet” and the date thereof as the “Balance Sheet Date,” and the balance sheet of the

Company as of June 30, 2017 is referred to as the “Final Balance Sheet” and the date thereof as the “Final Balance Sheet Date” has been made available to the Buyer.
3.7    Undisclosed Liabilities. Except as set forth on Section 3.7 of the Disclosure Schedules, the Company has no liabilities, obligations, or commitments of a type required to be reflected on a balance sheet prepared in accordance with GAAP, except (i) those that are adequately reflected or reserved against in the Final Balance Sheet as of the Balance Sheet Date, or (ii) those that arose in the ordinary course of business after the Balance Sheet Date (none of which results from, arises out of, relates to, is in the nature of, or was caused by any breach of contract, breach of warranty, tort, infringement, or violation of Law).
3.8    Absence of Certain Changes, Events and Conditions. Except as expressly set forth in Section 3.8 of the Disclosure Schedules, since January 1, 2017, the Company has operated in the ordinary course of business in all material respects (including purchases of inventory and other assets for resale or rental consistent with historical practice) and there has not been, with respect to the Company, any:
(a)    event, occurrence or development that has had, or is reasonably likely to have, a Material Adverse Effect;
(b)    sale, pledge, mortgage, assignment, lease, license, transfer, abandonment, or other disposition of any of the assets shown or reflected on, or required to be shown or reflected on, the Final Balance Sheet;
(c)    adoption of any plan of merger, consolidation, reorganization, restructuring, recapitalization, liquidation, or dissolution or filing of a petition in bankruptcy under any provisions of federal or state bankruptcy Law or consent to the filing of any bankruptcy petition against the Company under any similar Law;
(d)    material change to accounting (including Tax accounting or changing its fiscal year) methods, principles, or practices, except as may be required by GAAP or applicable Law, orin each case to the extent such action would reasonably be expected to impact the Company after the Closing, change to any Tax elections, entrance into any closing agreement with respect to Taxes, settlement, or compromise of any material Tax liability, or grant of any waiver or extension of any statute of limitations with respect to Taxes;
(e)    incurrence of any Indebtedness outside of the ordinary course of business, guarantee or endorsement of any obligations of any other Person or making of any loans, advances, or capital contributions to, or investments in, any Person or subjecting of any of its properties or assets to any Encumbrance;
(f)    material damage, destruction, loss, or casualty with respect to any property, whether or not covered by insurance;
(g)    disposition of (whether by sale, assignment, license, forfeiture, abandonment or otherwise), Encumbrance or failure to keep in effect or maintain, or take any action, that could reasonably be expected to result in the loss, lapse, abandonment, invalidity, or unenforceability of, any right in, to, or for the use of or any issued or pending patent or registration or application for, any of the Company Owned Intellectual Property that is material to the Business;

(h)    issuance, sale, or transfer any of its capital stock or other equity securities, securities convertible into its capital stock or other equity securities or warrants, options, or other rights to acquire its capital stock or other equity securities, or any bonds or debt securities;
(i)    declaration or payment of any dividends or any distributions or redemption or purchase of any Shares or other equity securities of the Company;
(j)    settlement of any Proceeding;
(k)    entering into any agreement, contract, lease, or license either involving more than Twenty Thousand Dollars ($20,000.00) or outside the ordinary course of business;
(l)    acceleration, termination, modification, or cancellation of any agreement, contract, lease, or license either involving more than Twenty Thousand Dollars ($20,000.00) or outside the ordinary course of business (or had any other party thereto take such action);
(m)    imposition or granting of any Lien on any of its assets;
(n)    capital expenditures or commitments therefore either involving more than Ten Thousand Dollars ($10,000.00) (in the aggregate) or outside the ordinary course of business;
(o)    cancellation, compromise, waiver, or release of any right or claim either involving more than Ten Thousand Dollars ($10,000.00) (individually or in the aggregate) or outside the ordinary course of business;
(p)    loan by the Company to any of their respective officers, managers, employees, or security holders, or any agreement or commitment therefor;
(q)    labor trouble involving the Company or change in the senior management or other key personnel of the Company or the terms and conditions of their employment;
(r)    establishment or adoption of any new Benefit Plan, termination or changes made to any Benefit Plan, or any material changes in wages, salary, or other compensation with respect to its officers, managers, employees, or independent contractors; or
(s)    any agreement to do any of the foregoing, or any action or omission that would result in any of the foregoing.
3.1    Material Contracts.
(a)    Section 3.9(a) of the Disclosure Schedules lists each of the following contracts and other agreements of the Company, whether written or oral, that are in effect as of the date of this Agreement (together with all Leases listed, or required to be listed, in Section 3.9(b) of the Disclosure Schedules, collectively, the “Material Contracts”):
(i)    that involves the performance of services or delivery of goods or materials by the Company that may result in revenue to the Company in excess of Thirty Thousand Dollars ($30,000.00) in any one occurrence;

(ii)    that involves the performance of services for, or delivery of goods or materials to, the Company that may result in expenses to the Company in excess of Thirty Thousand Dollars ($30,000.00) in any one occurrence;
(iii)    collective bargaining or other similar contract with any labor union;
(iv)    that restricts the ability of the Company to engage in any line of business or compete with any Person;
(v)    joint venture or partnership involving a sharing of profits, losses, costs or liabilities by the Company with any other Person;
(vi)    under which the Company is (A) lessee of or holds or operates any real property owned by any other Person, except for any lease or group or class of similar leases of tangible personal property under which the aggregate annual rental payments do not exceed Thirty Thousand Dollars ($30,000.00), or (B) lessor of or permits any other Person to hold or operate any real property;
(vii)    under which the Company is (A) lessee of or holds or operates any tangible personal property owned by any other Person, except for any lease or group or class of similar leases of tangible personal property under which the aggregate annual rental payments do not exceed Thirty Thousand Dollars ($30,000.00), or (B) lessor of or permits any other Person to hold or operate any tangible personal property;
(viii)        (A) under which the Company has granted to any Person any rights in any Company Intellectual Property, and (B) under which any Person has granted to the Company any rights in any Intellectual Property;
(ix)    power of attorney granted by or to the Company;
(x)    with any shareholder, director, officer, employee, agent, of the Company;
(xi)    not entered into in the ordinary course of business;
(xii)    all agreements that relate to the sale of any of the Company’s assets, other than in the ordinary course of business;
(xiii)    all agreements that relate to the acquisition of any business, a material amount of stock or assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise);
(xiv)    all agreements with a Material Customer or a Material Supplier;
(xv)    all agreements concerning non-competition, non-solicitation or, exclusivity and agreements concerning “most-favored” nation provisions (other than for the benefit of the Company)
(xvi)    any agreements that obligate the Company or the to keep information confidential (other than confidentiality agreements entered into in the ordinary course of business consistent with past practice);

(xvii)    all settlement agreements or settlement-related agreements entered within the five (5) year period prior to the Effective Date (including any agreement in connection with which any employment-related claim is settled);
(xviii)    all agreements with or involving any current employee, officer, director or stockholder of the Company, other than any such contract set forth in the Company’s then standard form of offer letter, assignment of inventions agreement, or confidentiality agreement, copies of which have been made available to Buyer (including a list of the jurisdictions in which each such form agreements have been placed in use);
(xix)    all agreements with a Governmental Authority;
(xx)    agreements related to the Company’s OEM Business, including, but not limited to, meeting minutes regarding the potential sale, potential bidder(s) for the business and information disclosed to such bidder(s);
(xxi)    agreements related to the Company’s, including, but not limited to, information regarding the potential purchase of the same;
(xxii)    all agreements relating to any license, sublicense or right to any material Intellectual Property, other than “shrink wrap” or “click through” license software or generally-available “off the shelf” software; and
(xv)    that is material to the Company or its business.
(b)    The Company and Seller have made available to Buyer a correct and complete copy of each Material Contract. Each Material Contract is in full force and effect and is a legal, valid, binding, and enforceable obligation of the Company and to the Seller’s Knowledge, of each other party thereto (except as enforceability of the foregoing may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, or other similar laws relating to or affecting the rights of creditors generally and by equitable principles, including those limiting the availability of specific performance, injunctive relief, or other equitable remedies and those providing for equitable defenses). There exists no breach of, or default by the Company, or to the Seller’s Knowledge, any other party thereto, under, any Material Contract, or permission of termination, modification, or acceleration thereunder, except as would not have a Material Adverse Effect. Except as set forth on Section 3.9(b) of the Disclosure Schedules, the Company has not received notice nor does Seller have reasonable grounds to believe that any party to any Material Contract intends to cancel or terminate any such agreements or arrangements or to exercise or not exercise any options thereunder or to seek a renegotiation or adjustment of any material provisions thereof. The transactions contemplated by this Agreement do not require the consent of any party to any Material Contract, will not result in a violation or breach of or default under any Material Contract, and will not otherwise cause any Material Contract to cease to be legal, binding, enforceable, and in full force and effect on the same terms following the Closing.
3.2    Title to Assets; Real Property.
(a)    The Company has good and valid title to, or a valid leasehold interest in, all Real Property and tangible or intangible personal property and other assets reflected in, or required to be reflected in, the Balance Sheet or acquired after the Balance Sheet Date, other than properties and assets sold or otherwise disposed of in the ordinary course of business since the Balance Sheet Date (the “Assets”). All such Real Property and Assets (including leasehold interests) are free and clear of Encumbrances except the following (collectively referred to as “Permitted Encumbrances”):
(i)    those items set forth in Section 3.10(a) of the Disclosure Schedules;
(ii)    statutory liens for Taxes not yet due and payable or being contested in good faith by appropriate procedures and for which adequate reserves have been taken;
(iii)    statutory mechanics, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business for amounts that are not delinquent;
(iv)    easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property, which are not violated and do not have a Material Adverse Effect on the use or occupancy of such Real Property, the marketability or value thereof, or the operation of the Business thereon;
(v)    liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business; or
(vi)    other imperfections of title or Encumbrances, if any, that have not had, and would not have, any material impact on such Asset.
(b)    Section 3.10(b) of the Disclosure Schedules lists: the street address of each parcel of leased Real Property, and a list, as of the date of this Agreement, of all leases for each parcel of leased Real Property, together with all amendments and modifications thereto (collectively, “Leases”). The Company does not own, and has never owned, any Real Property. True, complete, and correct copies of each Lease have been delivered to Buyer, and all Leases are in full force and effect and enforceable in accordance with their terms. The Real Property constitutes all of the real property and improvements leased by the Company, and the Real Property comprises all of the real property used in, and required for use in, connection with the Business.
(i)    With respect to the Real Property leased under each Lease: (i) the Company in possession thereof enjoys peaceful and quiet possession of the Real Property; (ii) all improvements on the Real Property are in good working order, condition, and repair, ordinary wear and tear excepted, and are served by all water, sewer, electrical, telecommunication, drainage, and other utilities required for normal operations of the Business, (iii) the Real Property is used, occupied, operated, and maintained in a manner which is consistent, permitted by and in compliance with applicable zoning ordinances and other applicable Laws or regulations, and (iv) the Company has not subleased or licensed any portion of the Real Property, no other Person has any rights to the use, occupancy, or enjoyment thereof, and the Real Property is not subject to any leases or tenancies of any kind, except for the applicable Lease.
(ii)    With respect to each Lease: (i) the Company is not in default under the Lease, and to the Seller’s Knowledge, no landlord or other party is in default under the Lease, and no conditions or events exist which, with the giving of notice or passage or time, or both, would constitute a default by any party under the Lease; (ii) the Company’s possession and quiet enjoyment of the Real Property leased under the Lease has never been disturbed, and there are no current disputes with respect to the Lease, (iii) no security deposit or portion thereof deposited with respect to the Lease has been applied in respect of a breach or default under such Lease that has not been redeposited in full, (iv) the Company does not owe, nor will it owe in the future, any brokerage commissions or finder’s fees with respect to the Lease, and (v)

the Company has not collaterally assigned or granted any security interest in the Lease or any interest therein.
(c)    The Assets are adequate for the purposes for which they are presently used in the conduct of the Business and constitute all of the assets and properties that are necessary and are used in the operation of the Business. Each Asset is in good operating condition and repair in all material respects, subject to continued repair and replacement in accordance with past practice.
3.3    Intellectual Property.
(a)    “Intellectual Property” means any and all of the following in any jurisdiction throughout the world: (i) trademarks, service marks, trade names, brand names, trade dress, and other indicia of source of origin, including all common law rights thereto, all applications, registrations, and renewals, and the goodwill connected with the use of and symbolized by the foregoing; (ii) copyrights and works of authorship, including all applications, registrations, and renewals related to the foregoing; (iii) trade secrets, inventions, and confidential or proprietary know-how and information; (iv) patents and patent applications; (v) internet domain name registrations; (vi) Software; (vii) all rights to assert any past, present, and future infringement of any of the foregoing and recover damages therefrom; (vii) other intellectual property and related proprietary rights, interests, and protections; and (viii) tangible embodiments of the foregoing.
(b)    Section 3.11(b) of the Disclosure Schedules lists all patents, patent applications, trademark registrations, and pending applications for registration, copyright registrations, and pending applications for registration and internet domain name registrations owned by the Company as well as all Software developed by employees, consultants, or contractors of the Company (collectively, “Company Owned Intellectual Property”). The Company is the exclusive and sole owner of all rights, title, and interests in Company Owned Intellectual Property, free and clear of all Encumbrances.
(c)     Section 3.11(c) of the Disclosure Schedules lists all Software material to the Business (the “Material Software”), including the Company Software. Except as set forth on Section 3.11(c) of the Disclosure Schedules, the Company owns or has the right to use all Intellectual Property used or necessary to conduct the Business (“Company Intellectual Property”).
(d)    Except as set forth on Section 3.11(d) of the Disclosure Schedules: (i) to the Seller’s Knowledge, Company Owned Intellectual Property as currently licensed out or used by the Company, and Company’s conduct of the Business, does not infringe, misappropriate, or otherwise violate the Intellectual Property of any Person; (ii) to the Seller’s Knowledge, the Company and the Company’s products and services have not infringed, misappropriated, or otherwise violated the Intellectual Property of any Person; (iii) to the Seller’s Knowledge, no Person is infringing, misappropriating, or otherwise violating any of the Company Owned Intellectual Property; and (iv) there is no Proceeding pending or, to the Seller’s Knowledge, threatened against the Company: (x) alleging any infringement, misappropriation, or violation of any Intellectual Property of any Person, or (y) challenging the Company’s ownership or use of, or the validity or enforceability of, any Company Owned Intellectual Property.
(e)    Except as set forth on Section 3.11(e) of the Disclosure Schedules, the Company has not licensed or made available, or is obligated to license or make available, a source code version of any Material Software.

(f)    None of the software developed for or owned by the Company that was or is made available to a third party or that links or interacts with any open source software, has created, creates, or purports to create any obligation with respect to any such software or part thereof: (i) to be made available in source code form or without charging any fee or (ii) to permit preparing derivative works.
(g)    The completion of the transactions contemplated by this Agreement will not result in the loss of use of any material Company Owned Intellectual Property or any Material Software.
(h)    Upon the execution of the Assignment and Assumption Agreement attached as Exhibit C, the Company shall have rights to the Company Owned Intellectual Property from each Person who has contributed, or is responsible to contribute, to the development of the Company Owned Intellectual Property.
(i)    Each Person who has accessed, or is permitted to access, trade secrets or confidential information of the Company has executed a confidentiality agreement with respect to those trade secrets and that confidential information in a form reasonably necessary to protect those trade secrets and that confidential information from unauthorized disclosure and unauthorized use.
3.4    Insurance. Section 3.12 of the Disclosure Schedules lists all insurance policies currently maintained by the Company or with respect to which the Company is named insured or otherwise the beneficiary of coverage (collectively, the “Insurance Policies”). With respect to each Insurance Policy: (i) the policy is legal, valid, binding, enforceable, and in full force and effect; (ii) the policy will continue to be legal, valid, binding, enforceable, and in full force and effect on the same terms following the completion of the transactions contemplated by this Agreement; (iii) to Seller’s Knowledge neither the Company nor any other party to the policy is in breach or default (including with respect to the payment of premiums or the giving of notices), and no event has occurred that, with notice or the lapse of time, would constitute such a breach or default, or permit termination, modification, or acceleration, under the policy; (iv) no party to the policy has repudiated any provision thereof and delivered written notice of such repudiation to Seller or the Company; and (v) the Company or Seller has delivered or made available to Buyer a true, correct, and complete copies, in all material respects, of the Insurance Policies. The Company has timely filed all claims for which they are seeking payment or other coverage under any Insurance Policies. During the last five (5) years, there have been no gaps in coverage with respect to the Insurance Policies. Section 3.12 of the Disclosure Schedules describes any self-insurance arrangements, other than deductibles, affecting the Company.
3.5    Legal Proceedings; Governmental Orders.
(a)    Except as set forth in Section 3.13(a) of the Disclosure Schedules, there is no Pending Litigation or to Seller’s Knowledge Pending Litigation that has been threatened by any Person.
(b)    Except as set forth in Section 3.13(b) of the Disclosure Schedules, there is no, nor has there been in the past three (3) years any Proceeding pending or, to the Seller’s Knowledge, threatened against or involving the Company, the Shares, or Seller, and neither Seller nor the Company has received any written notice of any Proceeding, relating to any product alleged to have been designed, manufactured, distributed, or otherwise sold by the Company and alleged to have been defective, improperly designed, or manufactured.

(c)    Except as set forth on Section 3.13(c) of the Disclosure Schedules, there are no outstanding Governmental Orders and no unsatisfied judgments, penalties, or awards against or affecting the Company or any of its properties or assets.
3.6    Compliance with Laws; Permits; Healthcare Licenses.
(a)    The Company has complied with all applicable Laws for which the failure of such compliance would have a Material Adverse Effect on the Company, and to Seller’s Knowledge no Proceeding has been filed or commenced against the Company alleging any failure to so comply.
(b)    Section 3.14(b) of the Disclosure Schedules, is a complete list of all material Permits and Healthcare Licenses required for the Company to own and operate the Assets and conduct the Business, all of which are valid and in full force and effect, without restriction or limitation. The Company is in compliance in all material respects with all such Permits and Healthcare Licenses, as applicable. All fees and charges with respect to those Permits and Healthcare Licenses have been paid in full.
(c)    Neither the Company nor Seller has received notification or communication from any Governmental Authority that has not yet been resolved (i) asserting that the Company is not in material compliance with any Law or (ii) threatening to revoke any Permit or Healthcare License owned or held by the Company.
(d)    No director, manager, or officer of the Company or, to Seller’s Knowledge, any agent or employee of the Company or any other Person associated with or acting for or on behalf of the Company has, directly or indirectly, in violation of any Law (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property, or services (i) to obtain favorable treatment in securing business, (ii) to pay for favorable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company, or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company.
(e)    None of the representations and warranties contained in Section 3.14 shall be deemed to relate to environmental matters (which are governed by Section 3.15).
3.7    Environmental Matters.
(a)    The Company is currently in compliance with all Environmental Laws and has not received any: (i) Environmental Notice or Environmental Claim, in either case, against the Company, or (ii) written request for information pursuant to Environmental Law concerning the Company or the Real Property; which, in each case, remains pending or unresolved, or is the source of ongoing obligations or requirements of the Company as of the Closing.
(b)    The Company has obtained and is in material compliance with all Environmental Permits necessary for the ownership, lease, operation or use of the Assets and the Real Property.
(c)    Except as would not have a Material Adverse Effect, to the Company’s Knowledge, there has been no Release of Hazardous Materials in violation of Environmental Laws with respect to the Real Property, and the Company have not received an Environmental Notice that any Real Property (including soils, groundwater, or surface water) has been contaminated with any Hazardous Material in such manner as would reasonably be expected to result in an Environmental Claim against, or a violation of Environmental Laws or termination of any Environmental Permit by the Company.
(d)    The Company has previously made available to Buyer any and all written reports, sampling data, and site assessments, concerning the Company’s compliance with Environmental Laws or the Release or potential Release of Hazardous Materials on the Real Property, that are in the possession or control of Seller or the Company.
3.8    No Employees or Benefit Plans. The Company has never had any employees and has never been a party to any employment agreement, collective bargaining agreement, compensation agreement, or Benefit Plan.
3.9    Taxes.
(a)    The Company has filed all income and other material Tax Returns required to be filed by the Company. All such Tax Returns are true, complete, and correct and were prepared in compliance with all Laws. The Company is not currently the beneficiary of any extension of time within which to file any income or other material Tax Return, other than automatic extensions granted in the ordinary course. All material Taxes due and owing by the Company have been paid.
(b)    No extensions or waivers of statutes of limitations have been given or requested with respect to any of the Company’s Taxes. No written claim has been made by an authority in a jurisdiction where the Company does not file Tax Returns that the Company is or may be subject to taxation by that jurisdiction.
(c)    There are no ongoing Proceedings by any taxing authority against the Company. To Seller’s Knowledge, no audits or administrative or judicial Tax proceedings are pending or being conducted with respect to the Company. The Company has not received from any Governmental Authority any (i) written notice indicating an intent to open an audit or other review, (ii) written request for additional information related to Tax matters, or (iii) written notice of deficiency or proposed adjustment for any Tax. There are no Encumbrances for Taxes (other than Permitted Encumbrances) upon any of the assets of the Company.
(d)    The Company is not a party to any Tax-sharing or allocation agreement (other than agreements entered into in the ordinary course the primary purpose of which does not relate to Tax).
(e)    The Taxes that the Company is obligated to withhold and pay from amounts owing to any employee, former employee, creditor, or third party have been withheld and paid.
(f)    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing as a result of any (i) change in method of accounting for a taxable period ending on or before the Closing; (ii) use of an improper method of accounting for a taxable period ending on or before the Closing; (iii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law) executed on or before the Closing; (iv) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. income Tax law); (v) installment sale or open transaction disposition made on or before the Closing; (vii) prepaid amount received on or prior to the Closing; or (viii) election under Section 108(i) of the Code. Except as a result of compliance to this

Agreement and as set forth on Section 3.17 of the Disclosure Schedules, since the Balance Sheet Date, the Company has not incurred any liability for Taxes outside the ordinary course of business.
(g)    Within the past three (3) years, the Company has not distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 and 361 of the Code. The Company has not, in the past ten (10) years: (i) acquired assets from another entity in a transaction in which the Company’s Tax basis for the acquired assets was determined, in whole or in part, by reference to the Tax basis of the acquired assets (or any other property) in the hands of the transferor, or (ii) acquired the stock of any corporation that is or was a qualified subchapter S subsidiary.
(h)    There are no Tax credits, grants or similar amounts that are or could be subject to clawback or recapture as a result of (1) the transactions contemplated by this Agreement or (2) a failure of the Company to satisfy, prior to the Closing Date, one or more requirements on which the credit, grant, or similar amount is or was conditioned.
(i)    The Company is not and has never been a party to any “listed transaction,” as defined in Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4(b)(2).
3.10    FDA; Regulatory Matters.
(a)    There are no actual or, to the Seller’s Knowledge, threatened enforcement actions by the FDA or any other Governmental Authority, as applicable, against the Company. No Permit issued by the FDA or any other Governmental Authority, as applicable, to the Company has been limited, suspended, or revoked nor, to the Seller’s Knowledge, is the FDA or any other Governmental Authority considering such action.
(b)    The Company (and their stockholders, officers, or directors and professionally licensed employees or contractors who provide professional services) are complying with all applicable Healthcare Laws, except to the extent non-compliance would not reasonably be expected to result in a Material Adverse Effect. To the Seller’s Knowledge, all healthcare professionals currently providing services at the Business have all required licenses and certifications necessary to provide services at the Business. The Company has not entered into any agreements with any Governmental Authority in connection with noncompliance with Healthcare Laws, including any corporate integrity agreement, corporate compliance agreement, deferred prosecution agreement, settlement agreement, probationary agreement, corrective action plan, or any other similar agreement.
3.11    Commissions and Fees
3.12    Customers and Suppliers.
(a)    Section 3.20(a) of the Disclosure Schedules sets forth the top ten (10) end provider customers or group of related end provider customers of the Business (on a consolidated basis, in the aggregate) based on the total paid consideration by such customer for goods or services rendered for the year ended December 31, 2016 (collectively, the “Material Customers”).  Neither the Company nor Seller has received any written notice from a Material Customer of any plan or intention that such Material Customer has ceased, or intends to cease, to purchase goods or services from the Business or to otherwise terminate or materially reduce its relationship with the Company. There are no pending or, to Seller’s

Knowledge, threatened material disputes, claims, Proceedings, or controversies with any Material Customers.
(b)    Section 3.20(b) of the Disclosure Schedules sets forth the top ten (10) third party suppliers to the Business (on a consolidated basis, in the aggregate) based on the total paid consideration to such supplier for goods or services rendered for the year ended December 31, 2016 (collectively, the “Material Suppliers”).  Except as set forth in Section 3.20(b) of the Disclosure Schedules, all Material Suppliers continue to be suppliers of the Company. Neither the Company nor Seller has received any written notice from a Material Supplier of any plan or intention that such Material Supplier has ceased, or intends to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Company. There are no pending or, to Seller’s Knowledge, threatened material disputes, claims, Proceedings, or controversies with any Material Suppliers.
3.13    Accounts Receivable. All Accounts Receivable reflected on, or required to be reflected on, the Final Balance Sheet: (i) represent valid obligations owing to the Company for products actually delivered or services actually provided (or, in the case of non-trade accounts or notes represent amounts receivable in respect of other bona-fide business transactions), free and clear of all Encumbrances, and not subject to refunds, discounts (other than trade discounts provided in the ordinary course), setoffs, adverse claims, counterclaims, assessments, prepayments, defenses, or conditions precedent, (ii) have arisen in the ordinary course of business, and (iii) to the Seller’s Knowledge, are fully collectible, net of any reserve for uncollectible accounts shown on the Final Balance Sheet.
3.14    Inventory. Except as set forth on Section 3.22 of the Disclosure Schedules, and except as permitted by agreements with suppliers, the Company’s inventory consists of items that are in good condition, are marketable, are not defective, slow moving, or expired and are of a quality and quantity usable and saleable in the ordinary course of business consistent with past practice within a reasonable period of time and at normal profit margins. All inventory is owned by the Company free and clear of all Encumbrances (other than Permitted Encumbrances), and no inventory is held on a consignment basis. The Company’s inventory and original cost of goods is set forth on Section 3.22 of the Disclosure Schedules.
3.15    Warranty Matters; Product Liability. There are no existing or, to the Seller’s Knowledge, threatened product liability, warranty, failure to adequately warn, or other similar claims relating to or involving the products or services of the Company. There are no written statements, citations, correspondence, or decisions by any Governmental Authority stating that any such product or service is defective or unsafe or fails to meet any product or service warranty or any standards promulgated by any such Governmental Authority. There have been no written notices of recall served on the Company by any such Governmental Authority with respect to any such product or service. To the Seller’s Knowledge, there is no (i) fact relating to any product or service of the Company that would impose upon the Company a duty to recall any such product or service or a duty to warn customers of a defect in any such product or service or (ii) latent or overt design, manufacturing, or other defect in any such product or service.
3.16    Indebtedness. Except as set forth in Section 3.24 of the Disclosure Schedules, the Company has no Indebtedness outstanding, and the Company is not a guarantor or otherwise responsible for any liability or obligation (including Indebtedness) of any other Person.
3.17    Solvency. Immediately after giving effect to the transactions contemplated by this Agreement, the Company (on a consolidated basis): (a) will not be engaged in any business or transaction for which it has unreasonably small assets or capital (within the meaning of the Uniform Fraudulent Transfer

Act, the Uniform Fraudulent Conveyance Act, and Section 548 of the Federal Bankruptcy Code); and (b) will be able to pay its debts as they mature. No transfer of property is being made and no obligation is being incurred in connection with the transactions contemplated by this Agreement with the intent to hinder, delay, or defraud either present or future creditors of the Company.
3.18    Territorial Restrictions. Except as set forth in Section 3.26 of the Disclosure Schedules, the Company is not restricted by any agreement or understanding with any other Person from carrying on its business in any geographical area in the world.
3.19    Healthcare Compliance. Neither the Company nor any of its officers, managers, or employees is listed on the Office of the Inspector General’s Excluded Individuals/Entities list prohibiting it, he, or she from participating in Medicare or state health care programs for engaging in activities prohibited under 42 U.S.C. §§ 1320a-7 et seq. The Company
3.20    Bank Accounts. Section 3.28 of the Disclosure Schedules contains a complete and accurate list of each deposit account or asset maintained by or on behalf of the Company with any bank, brokerage house, or other financial institution, specifying with respect to each the name and address of the institution, the name under which the account is maintained, the account number,
3.21    Information Technology.
(a)    All IT Systems used by the Company in the Business are owned by, or licensed or leased to, the Company. Copies or details of all licenses and leases relating to the IT Systems that are or have been used in the Business are listed on Section 3.30(a) of the Disclosure Schedules. The Company is the legal and beneficial owner of, or has a contractual right to use the IT Systems free from liens, and has not, in the twelve (12) months prior to the date of this Agreement, received written notice from a third party alleging that the Company is in default under licenses or leases relating to the IT Systems. All contracts relating to the IT Systems are valid and binding and no contract that in any way relates to the IT Systems has been the subject of any breach by the Company and the Company (i) has not waived any breach thereof by any other Person, (ii) has not received any notice of termination of any such contract nor (iii) is aware of any circumstances that would give rise to a breach, suspension, variation, revocation or termination of any such contract without the consent of the Company (other than termination on notice in accordance with the terms of such Contract).
(b)    The IT Systems have been satisfactorily maintained and supported and the Company has reasonable and appropriate maintenance and support agreements in respect of the IT Systems, and none of them will be terminable as a result of the execution or completion of this Agreement. The Company is the sole legal and beneficial owner of the rights granted to the Company to use the IT Systems and such rights to use the IT Systems are used exclusively by the Company. The IT Systems that are currently used in the Business constitutes all the information and communications technology and other systems infrastructure reasonably necessary to carry on the Business, including having sufficient capacity and maintenance and support requirements to satisfy the requirements of the Business with regard to information and communications technology, data processing and communications. The IT Systems are in good working order and functions in accordance with all applicable documentation and specifications.
(c)    The arrangements relating to the IT Systems (including its operation and maintenance and any amendments or modifications thereto) will not be adversely affected by the performance of this

Agreement and the IT Systems will have adequate capability and capacity for all of the processing and other functions required by the Company immediately following the Closing Date.
(d)    The Company has in effect industry standard disaster recovery plans, procedures and facilities for its business and has taken all reasonable steps to safeguard the security and the integrity of its IT Systems. There have been no unauthorized intrusions or breaches of the security with respect to the IT Systems. The Company as implemented any and all security patches or upgrades that are generally available for the IT Systems that are operated and controlled by the Company.
(e)    The Company implements industry standard measures designed to prevent the introduction of Malicious Code into its IT Systems, including firewall protections and regular virus scans and for taking and maintaining back-up copies of Software, Customer Data and Personal Data.
(f)    No company products or Software contain any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” or “adware” (as such terms are commonly understood in the software industry) or any other code designed or intended to have or capable of performing or facilitating, any of the following functions: (i) disrupting, disabling, harming or otherwise impeding in any manner the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed; or (ii) compromising the privacy or data security of a user or damaging or destroying any data or file without the user’s consent (collectively, “Malicious Code”). The Company has implemented and maintains industry standard measures designed to prevent the introduction of Malicious Code into company products and Software, including firewall protections and regular virus scans and for taking and storing on-site and off-site back-up copies of company products and Software.
(g)    The Company has not experienced, and no circumstances exist that are likely or expected to give rise to, any disruption in or to the operation of the Business as a result of: (i) any substandard performance or defect in any part of the IT Systems whether caused by any viruses, bugs, worms, software bombs or otherwise, lack of capacity or otherwise or (ii) a breach of security in relation to any part of the IT Systems.
ARTICLE 4
Representations and Warranties Regarding Seller
Seller represents and warrants to Buyer that the statements contained in this Article 4 are true and correct as of the Effective Date and the Closing Date, except for the representation and warranties expressly made as of a specific date (which need only be true as of the specified date).

4.1    Organization and Authority of Seller. Seller has all necessary power and authority to enter into this Agreement, to carry out its obligations under this Agreement and to complete the transactions contemplated by this Agreement. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations under this Agreement and the completion by Seller of the transactions contemplated by this Agreement have been duly authorized by all requisite action on the part of Seller, and no other act or proceeding on the part of Seller is necessary to authorize the execution, delivery, or performance by Seller of this Agreement or any other agreement contemplated by this Agreement or the completion of any of the transactions contemplated by this Agreement or thereby. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by Buyer) this Agreement constitutes a legal, valid, and binding obligation of Seller, enforceable against Seller in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
4.2    No Conflicts; Consents. Except as set forth in Section 4.2 the Disclosure Schedules, the execution, delivery, and performance by Seller of this Agreement, and the completion of the transactions contemplated by this Agreement, do not and will not: (i) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller, or (iii) require the consent, notice, or other action by any Person under, conflict with, result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under or result in the acceleration of any agreement to which Seller is a party, except in the cases of clauses (ii) and (iii), where the violation, breach, conflict, default, acceleration, or failure to give notice would not be reasonably likely to result in a material adverse impact on the ability of Seller to complete the transactions contemplated by this Agreement. No consent, approval, Permit, authorization, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated by this Agreement.
4.3    Ownership of Shares. Seller is the sole record and beneficial owner of all of the Shares. Seller has good and valid title to the Shares, all of which are free and clear of any Encumbrances, including any restrictions on sale, transfer or voting rights, options, or other rights to purchase, other than applicable securities Law restrictions. Other than the Shares, neither Seller nor any other Persons owns, of record or beneficially, any other notes, equity, warrants, or other securities or any rights to purchase or otherwise acquire any securities of any the Company or any interest therein.
4.4    Commissions and Fees. No broker, finder, investment banker, employee, or other Person is entitled to any bonus or brokerage, finder’s, success or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by Seller.
4.5    Legal Proceedings. There are no Proceedings pending or, to Seller’s Knowledge, are threatened against or by Seller or the Company that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement.
4.6    Transferred Employees.
(a)    Seller and the Company are in compliance with all applicable Laws pertaining to employment and employment practices concerning the Transferred Employees. There are no Proceedings against Seller or the Company pending, or to the Seller’s Knowledge, threatened to be brought or filed, by or with respect to any Transferred Employee, including any claim relating to unfair labor practices, employment discrimination, harassment, retaliation, equal pay, or any other employment related matter arising under applicable Laws.
(b)    Seller has paid and provided to each of the Transferred Employees all compensation, benefits, reimbursements, penalties, and other amounts due to each Transferred Employee in connection with each Transferred Employee’s engagement (whether as an officer, director, employee, contractor, or otherwise) with Seller or the Company, including under any Benefit Plan.
4.7    Previous Bidder. Seller has made available all documents and information concerning the Company provided to other potential purchasers of the Company.

4.8    OEM Business. Seller has made available to Buyer all material information relating to the Company’s potential original equipment manufacturing business.
4.9    Eligibility Under Section 338(h)(10). Seller represents that it filed a consolidated federal income tax return with the Company for the taxable year immediately preceding the current taxable year and that Seller is eligible to make an election under section 338(h)(10) of the Code (and any comparable election under state, local or foreign tax law) with respect to Company.
4.10    Invention Assignments. Each Person who has contributed, or is responsible to contribute, to the development of the Company Owned Intellectual Property Person prior to the Closing shall have previously assigned Company Owned Intellectual Property to the Seller in writing and executed a standard non-disclosure and inventions agreement.
ARTICLE 5
Representations and Warranties of Buyer
Buyer represents and warrants to Seller that the statements contained in this Article 5 are true and correct as of the Effective Date and the Closing Date.
5.1    Organization and Authority of Buyer. Buyer is a corporation duly organized, validly existing, and in good standing under the Laws of the State of Delaware. Buyer has all necessary power and authority to enter into this Agreement, to carry out its obligations under this Agreement, and to complete the transactions contemplated under this Agreement. The execution and delivery by Buyer of this Agreement, the performance by Buyer of its obligations under this Agreement and the completion by Buyer of the transactions contemplated by under this Agreement have been duly authorized by all requisite action on the part of Buyer. This Agreement has been duly executed and delivered by Buyer, and (assuming due authorization, execution and delivery by Seller) this Agreement constitutes a legal, valid, and binding obligation of Buyer, enforceable against Buyer in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).
5.2    No Conflicts; Consents. The execution, delivery, and performance by Buyer of this Agreement, and the completion of the transactions contemplated under this Agreement, do not and will not: (i) conflict with or result in a violation or breach of any provision of the governance documents of Buyer, (ii) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer, or (iii) require the consent, notice, or other action by any Person under, conflict with, result in a violation or breach of, constitute (with or without due notice or lapse of time or both) a default under, or result in the acceleration of any agreement to which Buyer is a party, except in the cases of clauses (ii) and (iii), where the violation, breach, conflict, default, acceleration, or failure to give notice would not be reasonably likely to have a material adverse impact on Buyer’s ability to complete the transactions contemplated under this Agreement. No consent, approval, authorization, Governmental Order, declaration, or filing with, or notice to, any Governmental Authority is required by or with respect to Buyer in connection with the execution and delivery of this Agreement and the completion of the transactions contemplated under this Agreement, except for such consents, approvals, authorizations, Governmental Orders, declarations, filings, or notices which would not be reasonably likely to have a material adverse impact on Buyer’s ability to complete the transactions contemplated under this Agreement.

5.3    Brokers. No broker, finder, or investment banker is entitled to any brokerage, finder’s, or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Buyer or its Affiliates or their respective officers, directors, or employees.
5.4    Sufficiency of Funds. Buyer has sufficient cash on hand or other sources of immediately available funds to enable it to make payments and complete the transactions contemplated by this Agreement.
5.5    Legal Proceedings. There are no Proceedings pending or, to the actual knowledge of Buyer’s President, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin, or otherwise delay the transactions contemplated by this Agreement.
ARTICLE 6
Other Agreements
6.1    Conduct of Business Prior to the Closing. From the Effective Date until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent will not be unreasonably withheld or delayed), Seller shall and shall cause the Company to: (i) conduct the Business in the ordinary course of business, (ii) use commercially reasonable efforts to maintain and preserve intact the current organization and business of the Company and to preserve the rights, goodwill, and relationships of its employees, customers, lenders, suppliers, regulators, Governmental Authorities, and others having relationships with the Company, and (iii) notify Buyer of any event, action, or omission that results in, or may be reasonably expected to result in, a Material Adverse Effect, including providing notices of any pending or threatened lawsuits or investigations concerning the Company.
6.2    Access to Information; Assistance.
(a)    From the Effective Date until the Closing, Seller shall and shall cause the Company to: (i) afford Buyer and its Representatives reasonable access to and the right to inspect all of the existing Real Property, properties, assets, premises, books and records, contracts, agreements, and other documents and data related to the Company, (ii) furnish Buyer and its Representatives with all existing financial, operating, and other data and information related to the Company that Buyer or any of its Representatives reasonably requests, and (iii) cooperate with Buyer in its investigation of the Company; provided, however, that (A) any such investigation will be conducted during normal business hours upon reasonable advance notice to the Company, under the supervision of personnel of the Company, and in such a manner as not to interfere with the normal operations of the Company, and (B) Buyer and its Representatives will not contact any customers or suppliers of the Company regarding the Company without Seller’s prior consent or perform invasive or subsurface investigation of the Real Property. Notwithstanding anything to the contrary in this Agreement Seller and the Company will not be required to disclose any information to Buyer if such disclosure would: (i) jeopardize any attorney-client privilege, or (ii) contravene any applicable Law. If any information is withheld pursuant to the preceding sentence, Seller shall inform Buyer as to the general nature of what is being withheld.
6.3    Governmental Approvals and Other Third-party Consents.
(a)    Seller and Buyer shall, as promptly as possible (both before and after the Closing), use commercially reasonable efforts to obtain, or cause to be obtained, all consents, authorizations, orders,

and approvals from all Governmental Authorities that may be or become necessary or convenient for the execution and delivery of this Agreement, the performance of the obligations under this Agreement, and the operation of the Business following the Closing. The parties shall cooperate fully with each other and their Affiliates in promptly seeking to obtain all such consents, authorizations, orders, and approvals, and to provide any necessary notifications to third parties, including Governmental Authorities. The parties shall not willfully take any action that will have the effect of delaying, impairing, or impeding the receipt of any required consents, authorizations, orders, or approvals.
(b)    Seller and Buyer shall use commercially reasonable efforts to give all notices to, and obtain all consents, approvals, or waivers from, all third parties that are described in Section 3.5 and Section 4.2 of the Disclosure Schedules.
6.4    Closing Conditions. From the Effective Date until the Closing, each party shall use commercially reasonable efforts to take all actions that are necessary, proper, or advisable to expeditiously satisfy the closing conditions set forth in Article 7.
6.5    Public Announcements. Unless otherwise required by applicable Law (based upon the reasonable advice of counsel), no party to this Agreement, nor their Affiliates or Representatives, shall make any public announcements in respect of this Agreement or the transactions contemplated by this Agreement or otherwise communicate with any news media without the prior written consent of the other parties, and the parties shall cooperate as to the timing and contents of any such announcement; provided, further, the parties shall be permitted to make disclosures concerning this Agreement to their professional advisors.
6.6    No Solicitation. From the Effective Date until the earlier of the Closing or the termination of this Agreement in accordance with its terms (“Exclusivity Period”), Seller shall not and shall cause the Company and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, or encourage any Acquisition Proposal (as defined below) or any discussions regarding a potential Acquisition Proposal, (ii) engage in negotiations or discussions concerning, or provide any information to any Person in connection with, any Acquisition Proposal, or (iii) agree to, accept, approve, or enter into any agreement with respect to any Acquisition Proposal. “Acquisition Proposal” means any proposal or offer relating to a possible: (i) merger, consolidation, recapitalization, or similar transaction involving the Company, (ii) sale, lease, or other disposition, directly or indirectly (whether in a single transaction or a series of related transactions), by merger, consolidation, share exchange, or otherwise, of a material portion of the assets of the Company (other than sales of inventory as permitted by this Agreement), (iii) other than as contemplated by this Agreement, the issuance, sale, or other disposition (including by way of merger, consolidation, securities exchange, or any similar transaction) of securities of the Company (or options, rights, or warrants to purchase such securities or securities convertible into such securities), (iv) liquidation, dissolution, or other similar type of transaction with respect to the Company, or (v) transaction that is similar in form, substance, or purpose to any of the foregoing transactions, in each case, other than the transactions contemplated by this Agreement. In addition, during the Exclusivity Period, Seller will provide prompt written notice to Buyer of receipt of any bona fide proposal (written or verbal) regarding an Acquisition Proposal that is received by Seller or the Company.
6.7    Restrictive Covenants.
(a)    Seller hereby covenants and agrees that, from and after the Closing, unless with the prior written consent of Buyer, Seller will not use, disclose, disseminate, lecture upon, or publish any

Confidential Information. Notwithstanding anything to the contrary in this Section 6.7(a), Seller may disclose (i) on a confidential basis, any financial information relating to the Transactions or any other information pertaining to its rights or obligations under this Agreement to any professional advisor, and (ii) information otherwise necessary to enforce, implement, or perform the terms of this Agreement or defend against any claim made under or arising with respect to this Agreement. The obligation of Seller under this Section 6.7(a) will not apply to information that: (A) is or becomes publicly known without breach of the commitment provided for in Section 6.7(a); (B) is available from a third-party not under an obligation to keep such information confidential; or (C) is required to be disclosed by Law, provided, however, that, in any such case under this clause (C), Seller notifies Buyer and the Company as early as reasonably practicable before disclosure to allow Buyer and the Company to seek a protective order or take appropriate measures to eliminate the need for or reduce the scope of the disclosure of Confidential Information.
(b)    For a period of five (5) years commencing as of the Closing, Seller shall not, directly or indirectly, without the prior written consent of the Company and Buyer: (i) engage in or assist others in engaging in the developing, manufacturing, distributing, leasing, or selling of neonatal pulmonary resuscitators, circuits, masks, and related accessories; resuscitation timers; or temperature probes and related accessories (“Competing Business”) in the Territory, (ii) have an interest in any Person that engages directly in the Competing Business in the Territory in any capacity, including as a partner, shareholder, member, employee, principal, agent, lender, guarantor, trustee, or consultant, (iii) encourage, influence, persuade, or attempt to encourage, influence or persuade, any employee, customer, supplier, contractor, or any other person who does business with the Company or Buyer to terminate its relationship with the Company or Buyer or reduce the amount of business it does with the Company or Buyer, or (iv) defame the Company or Buyer.  Notwithstanding the foregoing, Seller and their respective Affiliates, trustees, beneficiaries, successors, and assigns may own, directly or indirectly, solely as an investment, securities of any Person traded on any national securities exchange if Seller or their respective Affiliates, trustees, beneficiaries, successors, or assigns (individually or collectively) is not a controlling Person of, or a member of a group that controls, such Person and does not, directly or indirectly, own two percent (2%) or more of any class of securities of such Person.
(c)    For a period of five (5) years following the Closing, Seller shall not, and shall not permit any of its Representatives to directly solicit any employee or independent contractor of Buyer or the Company or encourage any such employee or independent contractor to leave such employment or engagement; provided that nothing in this Section 6.7(c) will prevent Seller, or its Representatives (individually or collectively) from making a general solicitation that is not directed specifically to any of Buyer’s or the Company’s employees or independent contractors.
(d)    Seller (on behalf of itself and its Affiliates and Representatives) acknowledges and agrees that if Seller or their respective Affiliates, trustees, beneficiaries, successors, or assigns breaches, or threatens to commit a breach of, any of the provisions of this Section 6.7, Buyer and the Company may seek to have such provision specifically enforced (including injunctive and other equitable relief), without posting any bond or other undertaking, by any court having competent jurisdiction, it being acknowledged and agreed that any such breach or threatened breach may cause irreparable injury to each of Buyer and the Company and that money damages will not provide an adequate remedy. Seller hereby waives any defense or right to assert that Buyer or the Company will have an adequate remedy at law or that an injunction is an inappropriate form of relief in any such proceeding. The foregoing rights and remedies will be in addition to, and not in lieu of, any other rights and remedies available to Buyer or the Company under Law, in equity, under any other agreement, or otherwise

(e)    Seller acknowledges and agrees that (a) the restrictions contained in this Section 6.7, including the duration, geographical scope, and subject matter, are reasonable and necessary to protect the goodwill, customer relationships, legitimate business interests, trade secrets, and confidential and proprietary information of Buyer and the Company, (b) constitute a material inducement to Buyer to enter into this Agreement and complete the transactions contemplated by this Agreement, (c) the transactions contemplated by this Agreement are designed and intended to qualify as a sale (or other disposition) by Seller of all of its interest in the Business within the meaning of section 16601 of the Business and Professions Code of California, (d) Buyer would not complete the transactions contemplated by this Agreement without the benefits contained in this Section 6.7, (e) Seller is directly or indirectly receiving substantial consideration in connection with the completion of the transactions contemplated by this Agreement, will be able to earn a satisfactory livelihood without violating this Agreement and understand that this Agreement is assignable by Buyer and will inure to the benefit of its successors and permitted assigns. If any covenant contained in this Section 6.7 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform that covenant, and that covenant will be deemed reformed, in that jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable Law. The covenants contained in this Section 6.7 and each provision hereof is severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written will not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction will not invalidate or render unenforceable such covenant or provision in any other jurisdiction.
6.8    Release by Seller.
(a)    Except for the Reserved Claims (defined below), and effective upon, but not until, the Closing, Seller on behalf of itself and its Affiliates, trustees, beneficiaries, successors, and assigns (collectively, the “Releasors”), fully, finally, knowingly, and irrevocably releases, acquits, and forever discharges each of the Company and the officers, directors, Representatives, employees, principals, agents, legal representatives, lenders, insurers, and attorneys of the Company, (collectively, the “Releasees”) from and against all claims, causes of action, costs, expenses, liabilities, losses, damages, injunctions, lawsuits, actions, fines, penalties, judgments, demands, and fees (including attorney’s fees) arising from or relating to the Company, whether known or unknown, fixed or contingent, direct or third party, (“Claims”) any of the Releasors ever had or now has, against any of the Releasees (collectively, the “Released Claims”).

(b)    Seller, individually and collectively, further irrevocably agrees not to, and to cause the other Releasors not to, directly or indirectly: (i) commence, institute, or cause to be commenced any litigation, lawsuit, or any other proceeding of any kind against any Releasee based on or arising from any of the Released Claims, or (ii) assert any claim, demand, or action against any Releasees with respect to the Released Claims. Nothing in this Section 6.8 or otherwise is intended to waive or constitutes a waiver of, or the right to assert or commence any litigation for the enforcement of, any Claims against any Releasees: (i) arising out of or from this Agreement or any other document or instrument executed by or delivered to any party in connection with the transactions contemplated by this Agreement (collectively, “Reserved Claims”).
(c)    Seller, individually and collectively, is aware that statutes exist that render null and void or otherwise affect or may affect releases and discharges of any claims, rights, demands, liabilities, actions, and causes of action that are unknown to the releasing or discharging party at the time of execution of the release and discharge. Seller, individually and collectively, for itself and on behalf of the other

Releasors, understands and agrees that the releases provided for in this Agreement extend to all claims of every nature and kind, whether known or unknown, suspected or unsuspected. Seller, individually and collectively, for itself and on behalf of the other Releasors expressly understands and agrees to hereby waive the provisions of California Civil Code Section 1542 and all similar laws and statutes in any other jurisdiction. Section 1542 provides as follows:
A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES OR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR.
(d)    Seller, individually and collectively, for itself and on behalf of the other Releasors, hereby expressly assumes the risk that there may be claims that exist that it does not know about or suspect to exist, whether through ignorance, oversight, error, negligence, or otherwise, and that if known by Seller or any of the Releasors would materially affect Seller’s decision to enter into this Agreement and provide the releases set forth in this Section 6.8. Seller represents and warrants it or one or more of its Affiliates is the owner of and has not assigned any interest in any of the Released Claims and agrees that the release under this Section 6.8 will be in all respects effective as of the completion of the Closing, and will not be subject to termination or rescission by reason of any such difference in facts.
6.9    Additional Tax Matters.
(a)        For any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), (i) in the case of Taxes based on net or gross income, receipts or payroll, the amount of any Taxes for the Pre-Closing Tax Period will be determined based on an interim closing of the books as of the close of business on the Closing Date, (ii) in the case of Taxes based on a specific event or transaction, the amount of any Taxes for the Pre-Closing Tax Period will be determined based on the actual date of such event or transaction, and (iii) the amount of other Taxes for a Straddle Period that relate to the Pre-Closing Tax Period will be deemed by Buyer to be the amount of such Taxes for the entire period multiplied by a fraction the numerator of which is the number of days in the period ending on the Closing Date and the denominator of which is the number of days in the Straddle Period. Taxes in the form of interest or penalties that relate to Taxes for any Pre-Closing Tax Period (or portion of any Straddle Period ending on the Closing Date) will be treated as occurring in a Pre-Closing Tax Period, whether such items are incurred, accrued, assessed, or similarly charged on before or after the Closing Date.
(b)         Any transfer, documentary, sales, use, stamp, registration, value added, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement will be borne and paid one-half by Seller and one-half by Buyer when due.
(c)         Seller and Buyer and their respective Affiliates will provide each other with such cooperation and information as they reasonably may request in filing any Tax Return, amended Tax Return, or claim for refund, determining a liability for Taxes or a right to a refund of Taxes, or participating in or conducting any audit or other proceeding in respect of Taxes. Such cooperation and information will include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers, and documents relating to rulings or other determinations by taxing authorities.

(d)        Seller shall prepare or cause to be prepared and file or cause to be filed any Tax Returns of the Company relating to state or federal income Tax for any Tax period ending on or prior to the Closing Date. Such Tax Returns shall be prepared in accordance with applicable Law and consistent with past practice. Buyer shall prepare or cause to be prepared and file or cause to be filed all other Tax Returns of the Company, including for any Straddle Period. To the extent related to a Pre-Closing Tax Period, any Tax Return of the Company prepared or caused to be prepared or filed or caused be filed by Buyer shall be (i) prepared in accordance with applicable Law and consistent with past practice, (ii) provided to the Seller at least thirty (30) days prior to the filing of such Tax Return and (iii) subject to the review and approval of the Seller, which approval shall not be unreasonably withheld, conditioned or delayed.
(e)        Buyer shall not (and shall not cause or permit the Company to) (i) amend any Tax Return of the Company with respect to any Pre-Closing Tax Period or enter into any voluntary disclosure agreement, engage in any voluntary compliance procedures or make any other similar voluntary contact with any taxing authority with respect to any Tax Return of the Company for any Pre-Closing Tax Period, (ii) consent to the extension or waiver of the limitations period applicable to any Tax claim or assessment with respect to the Company for any Pre-Closing Tax Period, or (iii) make any Tax election with respect to the Company with respect to any Pre-Closing Tax Period except as contemplated by this Agreement, in each case without the prior written consent of Seller, which consent shall not be unreasonably withheld, conditioned or delayed.
(f)         After the Closing, Seller may not contest any non-income Taxes relating to the Company, whether for a Pre-Closing Tax Period or otherwise, without Buyer’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed. Notwithstanding anything to this contrary in this Agreement, Seller shall have the sole right to contest any income Taxes relating to the Company and control any Tax contest, audit or other proceeding relating thereto, including any Tax Contest with respect to the affiliated group of which the Company is or was a member prior to the Closing.
(g)    Each of Buyer and the Company may deduct and withhold from any consideration otherwise payable to any Person under this Agreement any amounts that Buyer or the Company is required to deduct and withhold with respect to the making of such payment under the Code or any applicable Law relating to Taxes. To the extent such amounts are so withheld and paid over to or deposited with the relevant Governmental Authority by Buyer or the Company, those withheld amounts will be treated for all purposes of this Agreement as having been paid to the applicable Person in respect to which the deduction and withholding was made.
6.10    Insurance. The Company’s current undertaking will remain with the Company after the Closing. Until the fifth anniversary of the Closing, Seller shall maintain product liability insurance coverage for all Proceedings relating to products sold by the Company before the Closing with limits of $2,000,000 per occurrence and $2,000,000 in the aggregate with an insurance company that is reasonably acceptable to Buyer.
6.11    Further Assurances. Following the Closing, each of the parties shall, and shall cause their respective Affiliates to, execute and deliver all additional documents, instruments, conveyances, and assurances, and take all further actions, that may be reasonably required to carry out the provisions of this Agreement and give effect to the transactions contemplated by this Agreement. Without limiting the foregoing, Seller shall cooperate with Buyer regarding changing the Persons authorized to transact business on behalf of the Company concerned the accounts set forth in Section 3.28 of the Disclosure Schedules.

6.12    Compensation Due to Transferred Employees. Seller shall timely pay and provide to each of the Transferred Employees all compensation, benefits, reimbursements, penalties, and other amounts due to each Transferred Employee in connection with each Transferred Employee’s engagement (whether as an officer, director, employee, contractor, or otherwise) with Seller or the Company before the Closing, including under any Benefit Plan, for any obligations that exist as of the Closing but that are due and payable after the Closing.
ARTICLE 7
Conditions to Closing
7.1    Conditions to Obligations of Buyer. The obligations of Buyer to close the transactions contemplated by this Agreement is subject to the fulfillment or the Buyer’s waiver, at or the Closing, of each of the following conditions:
(a)    No Governmental Authority has enacted, issued, promulgated, enforced, or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by this Agreement illegal, restraining or prohibiting the completion of such transactions, or causing any of such transactions to be rescinded following completion.
(b)    All consents, authorizations, orders, and approvals from the Governmental Authorities and all other Persons referred to in Section 3.5 (including the Healthcare Licenses), in form and substance reasonably satisfactory to Buyer, have been obtained and delivered to Buyer, and no such consent, authorization, order, or approval has been revoked or includes any conditions or requirements.
(c)    (i) The Fundamental Representations are true and correct in all respects as of the Closing with the same effect as though made on and as of the Closing, and (ii) the representations and warranties contained in Article 3 and Article 4 are true and correct in all material respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date).
(d)    Seller has duly performed and complied in all material respects with all agreements, covenants, and conditions required by this Agreement to be performed or complied with by it before or at the Closing.
(e)    Buyer has received certificates of good standing for the Company from the Secretary of State of Delaware.
(f)    The Company has entered into an employment agreement with Otho Boone in a form that is reasonably satisfactory to Buyer.
(g)    Buyer has received resignations from each of the Company’s officers and directors effective as of the Closing.
(h)    Buyer has received a non-foreign affidavit dated as of the Closing from Seller in form and substance required under the Treasury Regulations issued pursuant to Section 1445 of the Code stating that Seller is not a “foreign person,” as defined therein.

(i)    Buyer has received the certificates representing the Shares, endorsed in blank or accompanied by duly executed assignment documents together with the original corporate record book of the Company updated to the Closing.
(j)     Seller has provided Buyer with evidence of product liability insurance coverage it is required to obtain under Section 6.10.
(k)    Seller has provided Buyer a secretary's certificate, dated as of the Closing Date, as to (i) resolutions adopted by the Board of Directors of the Company approving the Agreement and all other ancillary documents, (ii) the Articles, (iii) the Bylaws, (iv) Seller’s stock certificate, each as in effect at the Closing, and (v) the authority and incumbency of the officers of the Company executing this Agreement and any other documents required to be executed or delivered in connection therewith.
7.2    Conditions to Obligations of Seller. The obligations of Seller to complete the transactions contemplated by this Agreement is subject to the fulfillment or Seller’s waiver, at or before the Closing, of each of the following conditions:
(a)    No Governmental Authority has enacted, issued, promulgated, enforced, or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by this Agreement illegal, restraining or prohibiting the completion of such transactions, or causing any of such transactions to be rescinded following completion.
(b)    All consents, authorizations, orders, and approvals from the Governmental Authorities and all other Persons referred to in Section 3.5 (including the Healthcare Licenses), in form and substance reasonably satisfactory to Buyer, have been obtained and delivered to Buyer, and no such consent, authorization, order, or approval has been revoked or includes any conditions or requirements.
(c)    The representations and warranties of Buyer contained in Article 5 are true and correct in all respects as of the Closing with the same effect as though made at and as of the Closing (except those representations and warranties that address matters only as of a specified date, which shall be true and correct in all respects as of that specified date).
(d)    Buyer has duly performed and complied with all agreements, covenants, and conditions required by this Agreement to be performed or complied with by it before or at the Closing.
(e)    Buyer and Otho Boone shall have entered into the Royalty Agreement in the form attached as Exhibit A.
(f)    Buyer and Seller shall have entered into the Transition Services Agreement in the form attached as Exhibit B.
(g)    Buyer and Seller shall have entered into the Assignment and Assumption Agreement in the form attached as Exhibit C.
ARTICLE 8
Indemnification
8.1    Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties regarding the Company in Article 3 or Seller in Article 4 or in any schedule or certificate delivered pursuant to this Agreement will survive the Closing and remain in full force and effect until the twelve (12) month anniversary of the Closing, except that (a) the Fundamental Representations and claims of fraud, intentional misrepresentation, or other intentional misconduct will remain in full force and effect until the expiration of the respective applicable statute of limitations for such items or claims. Each of the covenants, obligations, or other agreements contained in this Agreement will survive the Closing and remain in full force and effect for the period contemplated by its terms or, if not so stated, indefinitely. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party before the expiration date of the applicable survival period will not thereafter be barred by the expiration of the survival period and those claims will survive until finally resolved.
8.2    Indemnification by Seller. Subject to the other terms, conditions, and limitations of this Article 8, Seller shall indemnify and hold harmless Buyer, Buyer’s Affiliates, and their respective directors, officers, managers, shareholders, members, partners, employees, agents, representatives, predecessors, successors, and permitted assigns (collectively, “Buyer Indemnified Parties”) from and against, and will compensate and reimburse Buyer Indemnified Parties for, all Losses incurred or sustained by, or imposed upon, any of Buyer Indemnified Parties arising out of or relating to:
(a)         any misrepresentation of, inaccuracy in, or breach of any of the representations or warranties of Seller contained in this Agreement or in any schedule or certificate delivered by or on behalf of Seller or the Company to Buyer under this Agreement;
(b)         any violation, breach, or non-fulfillment of any covenant, agreement, or obligation to be performed by Seller under this Agreement, other than any misrepresentation of, inaccuracy in or breach of any of the representations or warranties of Seller described in Section 8.2(a); and
(c)        any claims or other Proceedings against or involving the Company arising out of or related to events occurring before the Closing, including claims or other Proceedings regarding products sold by the Closing before the Closing that are first brought or asserted after the Closing;
(d)    all Taxes of the Company for any Pre-Closing Tax Periods and the portion of any Straddle Period ending on or before the Closing Date; and
(e)    any unpaid Indebtedness of the Company existing as of the Closing Date.
8.3    Certain Limitations. The party making a claim under this Article 8 is referred to as the “Indemnified Party” and the party against whom such claims are asserted under this Article 8 is referred to as the “Indemnifying Party.” The indemnification provided for in Section 8.2 will be subject to the following limitations:
(a)    Subject to Section 8.3(d), an Indemnifying Party shall be not liable to an Indemnified Party for indemnification under Section 8.2(a), as the case may be, until the aggregate amount of all Losses in respect of indemnification regarding which an Indemnified Party is claiming under Section 8.2(a) exceeds Twenty Thousand Dollars ($20,000.00) (the “Deductible”), in which event, the Indemnifying Party shall indemnify the Indemnified Party for all Losses incurred by such Indemnified Party that are in excess of the Deductible.

(b)    Subject to Section 8.3(d), the aggregate amount of all Losses for which an Indemnifying Party will ever be liable or alleged to be liable under Section 8.2(a) will not exceed Two Hundred Fifty Thousand Dollars ($250,000.00) (the “Cap”).
(c)    Subject to Section 8.3(d), in the event that the Indemnified Party shall require indemnification for any and all matters arising out of, relating to or connected with this Agreement and the transactions contemplated hereby, the Indemnified Party shall have the following recourse: (i) first, the Indemnified Party will pursue its right of offset set forth in Section 8.7, and (ii) second, if the Indemnified Party is not made whole pursuant to Section 8.3(c)(i), Indemnifying Party shall indemnify the Indemnified Party for all Losses incurred by such Indemnified Party, provided such amount will not exceed all amounts Buyer paid to Seller pursuant to this Agreement after Closing.
(d)    The limitations set forth in Section 8.3(a) and Section 8.3(c) shall not apply to claims for any misrepresentation of, inaccuracy in, or breach of Section 6.7, Section 6.8, Section 6.9, Section 6.10, Section 6.12, or any of the Fundamental Representations of Seller contained in this Agreement, or for any misrepresentation of, inaccuracy in, or breach of the representations and warranties of the Company set forth in Section 3.11 of this Agreement or for any misrepresentation of, inaccuracy in, or breach of the representations and warranties of the Seller set forth in 4.10 of this Agreement. The limitations set forth in Section 8.3(a), Section 8.3(b) and Section 8.3(c) shall not apply to with respect to claims for fraud, intentional misrepresentation, or other intentional misconduct.
8.4    Indemnification Procedures.
(a)    Third-Party Claims. If any Indemnified Party receives notice of the assertion or commencement of any action, suit, claim, or other legal proceeding made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third-Party Claim”) against that Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party prompt written notice thereof. The failure to give such prompt written notice will not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party forfeits rights or defenses by reason of that failure, or materially prejudices the Indemnifying Party. Such notice by the Indemnified Party must describe the Third-Party Claim in reasonable detail, include copies of all material written evidence thereof, and indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party. Within thirty (30) days of receiving such notice, the Indemnifying Party will have the right to participate in, or by giving written notice to the Indemnified Party, to assume the defense of any Third-Party Claim at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel if in such notice the Indemnifying Party expressly agrees that the Indemnifying Party is solely obligated to fully satisfy and discharge such Third-Party Claim notwithstanding any limitation with respect to indemnification contained in this Agreement, and the Indemnified Party shall cooperate in good faith in such defense; provided that the Indemnifying Party will not have the right to participate in or assume the defense of any Third-Party Claim that (i) relates to or arises in connection with any criminal or quasi-criminal proceeding, (ii) seeks an injunction or equitable relief against any Indemnified Party (or any of its, his, or her Affiliates) or would not result solely in monetary liability or damages for which the Indemnifying Party is responsible hereunder, (iii) the Indemnified Party has been advised by counsel that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party, on the one hand, and the Indemnified Party, on the other hand, (iv) the Indemnifying Party failed or is failing to vigorously prosecute or defend such claim, or (v) relates to the Indemnified Party’s, the Company’s, or any of their respective Affiliates’ on-going relationships with any customer, any supplier, or involves a claim by any Governmental Authority. The Indemnified Party shall have the right, at its own cost and expense, to participate in the defense of any Third-Party Claim with counsel selected by it subject to the Indemnifying Party’s right to control the defense thereof. If the Indemnifying Party elects not to compromise or defend such Third-Party Claim or fails to notify the Indemnified Party in writing of its election to defend as provided in this Agreement within thirty (30) days of receipt of the notice from the Indemnified Party, the Indemnified Party may, subject to Section 8.4(b), pay, compromise, and defend such Third-Party Claim and seek indemnification for any and all Losses based upon, arising from, or relating to such Third-Party Claim. The parties shall cooperate with each other in all reasonable respects in connection with the defense of any Third-Party Claim, including making available records relating to such Third-Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party that may be reasonably necessary for the preparation of the defense of such Third-Party Claim.
(b)    Settlement of Third-Party Claims. Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not enter into settlement of any Third-Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed). If a firm offer is made to settle a Third-Party Claim without leading to liability or the creation of a financial or other obligation (including injunctive or equitable relief) on the part of the Indemnified Party or the Company and provides, in customary form, for the unconditional release of each Indemnified Party and the Company from all liabilities and obligations in connection with such Third-Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party. If the Indemnified Party fails to consent to such firm offer within ten (10) days after its receipt of such notice, the Indemnified Party may continue to contest or defend such Third-Party Claim and in such event, the maximum liability of the Indemnifying Party as to such Third-Party Claim shall not exceed the amount of such settlement offer. If the Indemnified Party fails to consent to such firm offer and also fails to assume defense of such Third-Party Claim, the Indemnifying Party may settle the Third-Party Claim upon the terms set forth in such firm offer to settle such Third-Party Claim.
(c)    For purposes of determining the existence of any misrepresentation, inaccuracy, or breach of representation or warranty, or non-fulfillment of any covenant or agreement, and calculating the amount of any Losses incurred in connection with any such misrepresentation, inaccuracy, or breach of representation or warranty, or non-fulfillment of any covenant or agreement, a qualifications as to materiality, Material Adverse Effect or similar qualifications will be disregarded and of no effect.
8.5    Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement will be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.
8.6    Exclusive Remedies. Except for claims arising from fraud, intentional misrepresentation, or intentional misconduct (including intentional injury to Person or property), or violation of Law, the parties acknowledge and agree that their sole and exclusive remedy with respect to any and all claims, on the part of a party in connection with the transactions contemplated by this Agreement, for any misrepresentation of, inaccuracy in, or breach of any representation or warranty, or the breach of any other covenant, agreement, or obligation set forth in this Agreement or otherwise relating to the subject matter of this Agreement, will be under the indemnification provisions set forth in this Article 8. Nothing in this Article 8 will limit any Person’s right to seek and obtain any equitable relief to which any Person is entitled pursuant to Section 6.7(d) or Section 10.10 or to seek any remedy or relief on account of fraud, intentional misrepresentation, or intentional misconduct (including intentional injury to Person or property), or violation of Law by any Person, including a party to this Agreement.
8.7    Right of Offset.
(a)         For any matter that an Indemnified Party is entitled to indemnity under Section 8.2 that, before the date any Consignment Inventory Payment or Remaining Saleable Inventory Value Payment is due but not yet paid, is (i) threatened in writing by a Governmental Authority or other third party, (ii) filed or otherwise formally initiated by a Governmental Authority or other third party, or (iii) a direct claim regarding which Buyer has provided Seller with written notice, Buyer may withhold the amount of the potential Loss that will be incurred by Buyer Indemnified Parties relating to the matter, as determined by Buyer in its reasonable discretion, from any Consignment Inventory Payments or Remaining Saleable Inventory Value Payment due but not yet paid, pending the resolution of the matter. After final resolutions of the matter, Buyer shall pay the amount of any excess withholding to Seller upon the later of (i) the date any Consignment Inventory Payments or Remaining Saleable Inventory Value Payment is due, or (ii) ten (10) Business Days after final resolution of the matter.
(b)         For any matter that a Buyer Indemnified Party is entitled to indemnity under Section 8.2 that, before the date any Consignment Inventory Payment or the Remaining Saleable Inventory Value Payment is due but not yet paid, is reduced to final judgment or a signed settlement, Buyer may offset the amount of those Losses from such Consignment Inventory Payment or Remaining Saleable Inventory Value Payment to the extent that Seller has not provided reimbursement for those Losses before the such payment is due.
(c)         Buyer may offset from any Consignment Inventory Payments or Remaining Saleable Inventory Value Payment due but net yet paid the amount of any payment or reimbursement due to Buyer from Seller under this Agreement as of the date such payment is due to the extent that Seller has not provided payment or reimbursement of such amounts.
ARTICLE 9
Termination
9.1    Termination. This Agreement may be terminated at any time prior to the Closing:
(a)    By the mutual written consent of Buyer and Seller;
(b)    By Buyer upon written notice to Seller if:
(i)    any Law makes the completion of the transactions contemplated by this Agreement illegal or otherwise prohibited;
(ii)    any Governmental Authority issues a Governmental Order restraining or enjoining the transactions contemplated by this Agreement;
(iii)    Buyer is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in, or failure to perform any representation, warranty, covenant, or agreement made by Seller under this Agreement that would give rise to the failure of any of the conditions specified in Article 7 and such breach, inaccuracy, or failure cannot be or is not cured by September 30, 2017 (the “Drop Dead Date”);

(iv)    any of the conditions set forth in Section 7.1 is not fulfilled by the Drop Dead Date, unless such failure is due to the failure of Buyer to perform or comply with any of the covenants, agreements, or conditions under this Agreement to be performed or complied with by Buyer before or at the Closing;
(c)    By Seller upon written notice to Buyer if:
(i)    any Law makes the completion of the transactions contemplated by this Agreement illegal or otherwise prohibited;
(ii)    any Governmental Authority issues a Governmental Order restraining or enjoining the transactions contemplated by this Agreement;
(iii)    Seller is not then in material breach of any provision of this Agreement and there has been a material breach, inaccuracy in, or failure to perform any representation, warranty, covenant, or agreement made by Buyer under this Agreement that would give rise to the failure of any of the conditions specified in Article 7 and such breach, inaccuracy, or failure cannot be or is not cured by the Drop Dead Date; or
(iv)    any of the conditions set forth in Section 7.2 is not fulfilled by the Drop Dead Date, unless such failure is due to the failure of Seller to perform or comply with any of the covenants, agreements, or conditions under this Agreement to be performed or complied with by Seller before or at the Closing.
9.2    Effect of Termination. In the event of the termination of this Agreement in accordance with this Article, this Agreement will become void and there will be no liability on the part of any party hereto except:
(a)    As set forth in this Article 9 and Section 6.6 and Article 10 hereof; and
(b)    That no party will be relieved from liability for willful breach, fraud, intentional misrepresentation, or other intentional misconduct.
ARTICLE 10
Miscellaneous
10.1    Expenses. Except as otherwise provided in this Agreement, each party to this Agreement will be responsible for its own fees and costs incurred in connection with the preparation, negotiation, execution, and performance of this Agreement, including all fees, Transaction Expenses, and costs of its Representatives.
10.2    Notices. All notices to be given under this Agreement must be in writing and will be deemed to have been duly given upon receipt if delivered personally, by facsimile with receipt acknowledged, mailed by certified mail (return receipt requested), or delivered by a recognized commercial carrier to the parties at the addresses set forth below, or at any other address that a party designates for itself by ten (10) days prior written notice to the other parties:

If to Seller:	Anish Bhatnagar, MD Soleno Therapeutics, Inc. 1235 Radio Road, Suite 110 Redwood City, CA 94065
with a copy to:	Elton Satusky Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, CA 94304
If to Buyer:	NeoForce Holdings, Inc. Attn: Ghassem Poormand 15281 Barranca Pkwy Irvine, CA 92618
with a copy to:	Derek K. Early Brown & Streza, LLP 40 Pacifica, Suite 1500 Irvine, CA 92618
10.3    Interpretation. Each party has either revised or been given the opportunity to revise this Agreement, and the rule of construction to the effect that any ambiguities are to be resolved against the drafting party is not to be employed in the interpretation of this Agreement. As used in this Agreement, the masculine, feminine, or neuter gender, and the singular or plural number, include the others whenever the context so indicates. The use of “including” in this Agreement is for purposes of example or illustration, and not for purposes of restriction or limitation. The headings appearing in this Agreement are for convenience of reference only and are not intended to limit or define the text of any article, section, subsection, or paragraph of this Agreement.
10.4    Severability. Each provision of this Agreement is to be interpreted in a manner that will cause it to be effective and valid under applicable law. If any provision of this Agreement is determined by a court or other authority of competent jurisdiction to be invalid or unenforceable, that provision is to be ineffective only to the extent of the invalidity or unenforceability, without invalidating the remainder of that provision or the remaining provisions of this Agreement, or, if necessary, that provision is to be severed from this Agreement and the remainder of this Agreement is to remain in full force and effect.
10.5    Entire Agreement. This Agreement contains the parties’ entire agreement regarding the subject matter of this Agreement, and supersedes all prior written or oral agreements and understandings between them regarding that subject matter.
10.6    Successors and Assigns. This Agreement shall be binding upon and shall inure to the benefit of the parties and their respective heirs, personal and legal representatives, successors, and permitted assigns. No party may assign any of its rights or obligations under this Agreement without the prior written consent of the other parties, except that Buyer may assign its rights and obligations to an Affiliate of Buyer. No assignment will relieve the assigning party of any of its obligations under this Agreement.

10.7    Third-party Beneficiaries. Except as provided in Section 6.8 and in Article 8, this Agreement is for the sole benefit of the parties and their respective successors and permitted assigns, and nothing in this Agreement, express or implied, is intended to or will confer upon any other Person any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.
10.8    Amendment and Modification; Waiver. This Agreement may only be amended, modified, or supplemented by an agreement in writing signed by the parties. Any waiver relating to this Agreement must be expressly set forth in a writing executed by the party to be charged with the waiver, and no waiver will operate or be construed as a continuing or subsequent waiver unless expressly provided for in the writing.
10.9    Governing Law. This Agreement is to be governed by and is to be construed in accordance with the laws of the State of California, without regard to any conflict of law principle that would cause the substantive law of another jurisdiction to apply. The exclusive venue for the resolution of any dispute arising out of or relating to this Agreement is Orange County, California, if suit is brought by the Seller, or San Mateo County, California, if suit is brought by the Buyer, and each party hereby submits to personal jurisdiction in that forum and waives any objection to that forum, including any objection based on forum non conveniens.
10.10    Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that any breach of this Agreement by any party could not be adequately compensated in all cases by monetary damages alone, and that the parties shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary, and permanent injunctive relief from a court of competent jurisdiction to prevent breaches or threatened breaches of the terms of this Agreement, without posting any bond or other undertaking, in addition to any other remedy to which they are entitled, whether provided by law, equity, or statute, under any other agreement between the parties, or otherwise.
10.11    Counterparts. The parties may execute this Agreement in any number of counterparts, each of which is to be deemed an original, and all of which together are to constitute one and the same instrument. Signatures to this Agreement delivered by facsimile or electronic means, including by portable document format (.pdf), are to have the same force, validity, and effect as original signatures.

[SIGNATURE PAGE FOLLOWS]

The parties have caused this Stock Purchase Agreement to be executed as of the date first written above.

SELLER:            BUYER:

SOLENO THERAPEUTICS, INC. By: /s/ Anish Bhatnagar Anish Bhatnagar, MD President	NEOFORCE HOLDINGS, INC. By: /Ghassem Poormand Ghassem Poormand President

Soleno Therapeutics Announces Sale of Non-Strategic Assets to Flexicare, Inc.

REDWOOD CITY, Calif., July 24, 2017 - Soleno Therapeutics, Inc. (NASDAQ: SLNO), a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of rare diseases, today announced the sale of one of its non-strategic subsidiaries, NeoForce, Inc., which manufacturers and promotes a range of innovative pulmonary resuscitation solutions in the neonatal market, to Flexicare, Inc., a privately-held, leading UK-based manufacturer of airway management, anesthesia and critical care medical devices.

“We have recently refocused our business on the development and commercialization of novel therapeutics for the treatment of rare diseases,” said Anish Bhatnagar, M.D., Chief Executive Officer of Soleno Therapeutics. “As such, we are pleased to monetize these non-strategic assets, which allows us to focus our resources on our lead product candidate, Diazoxide Choline Controlled-Release (DCCR), currently in clinical development for Prader-Willi syndrome (PWS), a rare and complex genetic neurobehavioral disorder affecting appetite, growth, metabolism, cognitive function, and behavior. We expect to initiate a Phase III clinical trial for DCCR by the end of 2017.”

“The acquisition of NeoForce advances Flexicare’s mission of providing high quality medical devices, expanding its neonatal portfolio and footprint both in the US and internationally. We will support NeoForce’s ambition to become a leading supplier of neonatal resuscitation devices, caring for our most vulnerable of patients. This is a long-term strategic investment in a growing sector that we are actively pursuing and will continue to invest in to realize our full potential within this market segment,” said Ghassem Poormand, President Flexicare, Inc.

About Soleno Therapeutics, Inc.
Soleno Therapeutics, Inc. (Soleno) is focused on the development and commercialization of novel therapeutics for the treatment of rare diseases. The company is currently advancing its lead candidate, DCCR, a once-daily oral tablet for the treatment of PWS, into a Phase III clinical development program at the end of 2017. PWS is a rare and complex genetic neurobehavioral/metabolic disorder affecting appetite, growth, metabolism, cognitive function and behavior. DCCR has received Orphan Drug Designation from the US FDA for the treatment of PWS. Diazoxide choline controlled-release tablet is a novel, proprietary controlled-release, crystalline salt formulation of diazoxide, which is administered once-daily. In the PWS pilot study, DCCR showed promise in addressing the hallmark symptoms of PWS, most notably hyperphagia. Soleno, through its wholly owned subsidiary, Capnia, Inc., continues to market Capnia’s innovative medical devices, including the CoSense® End-Tidal Carbon Monoxide (ETCO) monitor, which measures ETCO and is used by hospitals to detect hemolysis in newborns.

For more information, please visit www.soleno.life.

About Flexicare
Flexicare is a privately owned, leading manufacturer and supplier of medical devices with over 40 years of experience in the healthcare sector. Headquartered in the UK, Flexicare is a major supplier to the NHS and private institutions in the UK, as well as having an international presence in over 105 countries through its appointed distributors and supported by its own subsidiaries in the US, Middle East, India, China, Japan, Australia and Malaysia.

For more information, please visit www.flexicare.com

Forward-Looking Statements
This press release contains forward-looking statements that are subject to many risks and uncertainties. Forward-looking statements include statements regarding our intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, our ability to initiate the Phase III clinical development program of DCCR in PWS by the end of 2017. We may use terms such as "believes," "estimates," "anticipates," "expects," "plans," "intends," "may," "could," "might," "will," "should," "approximately" or other words that convey uncertainty of future events or outcomes to identify these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained herein, we caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from the forward-looking statements contained in this presentation. As a result of these factors, we cannot assure you that the forward-looking statements in this presentation will prove to be accurate. Additional factors that could materially affect actual results can be found in Capnia’s Form 10-Q filed with the Securities and Exchange Commission on May 11, 2017, including under the caption titled "Risk Factors." Capnia expressly disclaims any intent or obligation to update these forward-looking statements, except as required by law.

Contact:
Brian Ritchie
LifeSci Advisors, LLC
212-915-2578

Exhibit 99.2

Soleno Therapeutics, Inc. (formerly known as Capnia, Inc.)
Unaudited Pro Forma Condensed Consolidated Financial Statements

On July 18, 2017, Soleno Therapeutics, Inc. (formerly known as Capnia, Inc.) (the “Company”) completed the sale of stock of its 100% owned subsidiary, NeoForce, Inc. ("NFI") primarily related to the Company’s portfolio of neonatology resuscitation products (the "Disposition") pursuant to a Stock Purchase Agreement (the “Purchase Agreement”), dated July 18, 2017, with NeoForce Holdings, Inc. ("Holdings"), a 100% owned subsidiary of Flexicare Medical Limited, a privately held United Kingdom company, for $720,000, plus the Company will also receive proceeds for the total outstanding accounts receivable and inventory held by NFI at the date of sale, as it is collected or sold, respectively. The Disposition was completed in accordance with the Purchase Agreement between the Company and Holdings, dated July 18, 2017.

The following unaudited pro forma condensed consolidated financial statements give effect to the Disposition, the receipt of proceeds from the Disposition, and the other assumptions and adjustments described in the accompanying notes to the unaudited pro forma condensed consolidated financial statements. These adjustments are based upon information and assumptions available at the time of the filing of this financial information on Form 8-K.

The unaudited pro forma financial information is based on financial statements prepared in accordance with U.S. generally accepted accounting principles, which are subject to change and interpretation. The unaudited pro forma condensed consolidated financial statements were based on and derived from the Company’s historical consolidated financial statements, adjusted for those amounts which were determined to be directly attributable to the Disposition, factually supportable, and with respect to the Unaudited Pro Forma Condensed Consolidated Statements of Operations, expected to have a continuing impact on the consolidated results. Actual adjustments, however, may differ materially from the information presented.

The unaudited pro forma financial information is based upon available information and assumptions that management considers to be reasonable, and such assumptions have been made solely for purposes of developing such unaudited pro forma financial information for illustrative purposes in compliance with the disclosure requirements of the Securities and Exchange Commission. The unaudited pro forma financial information is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Disposition occurred on the dates indicated. In addition, these unaudited pro forma condensed consolidated financial statements should not be considered to be indicative of the future financial performance and results of operations of the Company.

The unaudited pro forma condensed consolidated balance sheet as of March 31, 2017 gives effect to the Disposition and adjustments as if it occurred on the date of the balance sheet.

The unaudited pro forma condensed consolidated statements of operations for the fiscal years ended December 31, 2016 and three months ended March 31, 2016 and 2017, give effect to the Disposition and adjustments as if they had occurred on January 1, 2016 and carried forward through to the latest period presented.

The unaudited pro forma condensed consolidated financial statements should be read in conjunction with the Company’s historical audited consolidated financial statements and notes thereto included in its Annual Report on Form 10-K for the year ended December 31, 2016 and its Quarterly Reports on Form 10-Q for the three months ended March 31, 2016 and 2017.

The unaudited condensed consolidated pro forma financial statements are prepared in accordance with Article 11 of Regulation S-X.

Soleno Therapeutics, Inc. (formerly known as Capnia, Inc.)
Unaudited Pro Forma Condensed Consolidated Balance Sheet
As of March 31, 2017
(in thousands)

	As Reported	Sale of NFI (a)	Proceeds from Sale		Pro Forma

Assets
Current assets
Cash and cash equivalents	$10,539	$—	$671	(b)	$11,210
Accounts receivable	110	62	—		49
Receivable from sale of NFI	—	—	237	(c)	237
Restricted cash	35	—	—		35
Inventory	855	170	—		685
Prepaid expenses and other current assets	261	—	—		261
Total current assets	$11,800	$232	$909		$12,477
Long-term assets
Property and equipment, net	93	42	—		51
Other assets	126	—	—		126
Goodwill	718	718	—		—
Other intangible assets, net	21,128	311	—		20,817
Total assets	$33,865	$1,303	$909		$33,471

Liabilities and stockholders' equity
Current liabilities
Accounts payable	935	23	—		913
Accrued compensation and other current liabilities	1,237	128	—		1,108
Total current liabilities	2,172	151	—		2,021

Long-term liabilities
Series A warrant liability	291	—	—		291
Series C warrant liability	58	—	—		58
Other liabilities	1,201	81	—		1,120
Total long-term liabilities	1,549	81	—		1,468
Total liabilities	3,721	232	—		3,489

Stockholders' equity
Common stock	47	—	—		47
Series B Convertible Preferred	—	—	—		—
Additional paid-in-capital	131,296	1,197	—		130,098
Accumulated deficit	(101,199)	(277)	909		(100,013)
Total stockholders' equity	30,144	920	909		30,133
Total liabilities and stockholders' equity	$33,865	$1,303	$909		$33,471

Soleno Therapeutics, Inc. (formerly known as Capnia, Inc.)
Unaudited Pro Forma Condensed Consolidated Statement of Operations
for the Year Ended December 31, 2016
(in thousands)

	As Reported	Sale of NFI		Pro Forma

Product revenue	$1,451	$1,058	(d)	$393
Cost of product revenue	1,509	515	(d)	994
Gross profit	(58)	543	(d)	(601)

Expenses
Research and development	5,185	147	(d)	5,038
Sales and marketing	1,631	252	(d)	1,379
General and administrative	6,736	355	(d)	6,381
Total expenses	13,552	754	(d)	12,798
Operating loss	$(13,610)	$(211)	(d)	$(13,399)

Interest and other income (expense)
Other expense	(7)	—		(7)
Change in fair value of warrants liabilities	1,667	—		1,667
Cease-use expense	(93)	—		(93)
Other income	1,567	—		1,567
Net loss before provision for Income Taxes	(12,043)	(211)	(d)	(11,832)
Provision for Income Taxes	(22)	—		(22)
Net loss after provision for Income Taxes	(12,065)	(211)	(d)	(11,854)
Loss on extinguishment of convertible preferred stock	3,651			3,651

Net loss applicable to common stockholders	$(15,716)	$(211)		$(15,505)

Basic and diluted net loss per share applicable to common stockholders	$(1.01)			$(1.00)

Weighted-average common shares outstanding
used to calculate net loss per
common share:
Basic and diluted	15,507,484			15,507,484

Soleno Therapeutics, Inc. (formerly known as Capnia, Inc.)
Unaudited Pro Forma Condensed Consolidated Statements of Operations
for the Three Months Ended March 31, 2016
(in thousands)

	As Reported	Sale of NFI		Pro Forma

Product revenue	$447	$322	(d)	$125
Cost of product revenue	461	194	(d)	266
Gross profit	(14)	127	(d)	(141)

Expenses
Research and development	1,772	29	(d)	1,743
Sales and marketing	538	51	(d)	487
General and administrative	1,939	90	(d)	1,849
Total expenses	4,249	170	(d)	4,079
Operating loss	4,263	(43)		(4,220)

Interest and other income (expense)
Change in fair value of warrants liabilities	1,170	—		1,170
Cease-use expense	(94)	—		94
Other expense	(2)	—		(2)
Interest and other income (expense), net	1,074	—		1,074
Net loss	$(3,189)	(43)	(d)	(3,146)

Net loss per common share:
Basic and diluted	$(0.22)			$(0.21)

Weighted-average common shares outstanding
used to calculate net loss per
common share:
Basic and diluted	14,796,119			14,796,119

Soleno Therapeutics, Inc. (formerly known as Capnia, Inc.)
Condensed Consolidated Statements of Operations
for the three months ended March 31, 2017
(in thousands)

	As Reported	Sale of NFI		Pro Forma

Product revenue	$265	$217	(d)	$48
Cost of product revenue	209	125	(d)	85
Gross profit	56	92	(d)	(36)

Expenses
Research and development	994	60	(d)	934
Sales and marketing	114	61	(d)	53
General and administrative	1,158	102	(d)	1,056
Total expenses	2,266	223	(d)	2,043
Operating loss	(2,210)	131	(d)	2,079

Interest and other income (expense)
Interest Income	1			1
Other Expense	(602)			(602)
Change in fair value of warrants liabilities	(69)			(69)
Cease-use expense	(7)			(7)
Interest and other income (expense), net	(677)	—		(677)
Net loss	$(2,887)	$(131)	(d)	$(2,756)

Basic and diluted net loss per share applicable to common stockholders	$(0.11)			$(0.11)

Weighted-average common shares outstanding
used to calculate net loss per
common share:
Basic and diluted	26,853,433			26,853,433

Soleno Therapeutics, Inc. (formerly known as Capnia, Inc.)
Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

1.	Basis of Presentation
The unaudited proforma condensed consolidated statements of operations for the year ended December 31, 2016 were derived from the historical audited consolidated financial statements for the year ended December 31, 2016 included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2016. The unaudited pro forma condensed consolidated balance sheet as of March 31, 2017 and the unaudited pro forma condensed consolidated statement of operations for the three months ended March 31, 2016 and 2017 were derived from the unaudited condensed consolidated financial statements included in the Company’s Quarterly Report on Form 10-Q as of and for the three months ended March 31, 2016 and 2017.

2.	Disposition of NFI
On July 18, 2017, Soleno Therapeutics, Inc. (the “Company”) completed the sale of stock of its 100% owned subsidiary, NeoForce, Inc. ("NFI") primarily related to the Company’s portfolio of neonatology resuscitation products (the "Disposition")pursuant to a Stock Purchase Agreement (the “Purchase Agreement”), dated as of July 18, 2017, with NeoForce Holdings, Inc. ("Holdings") for $720,000 and adjustments for inventory and the current cash balances held at NFI. The Company will also receive proceeds for the total outstanding accounts receivable and inventory held by NFI at the date of sale, as it is collected or sold, respectively. The Disposition was completed in accordance with the Purchase Agreement between the Company and Holdings, dated July 18, 2017.

Transaction costs consisting of legal, tax, accounting and other professional fees, employee severance payments and other costs are approximately $69 thousand; and the net book value of assets being transferred in the Disposition was $1.1 million as of March 31, 2017.

3.	Pro Forma Adjustments
The unaudited pro forma condensed consolidated balance sheet as of March 31, 2017 reflects the following adjustments:

(a)	Represents the amounts of NFI assets and liabilities which were sold or transferred to Holdings as if the Disposition had occurred on March 31, 2017.

(b)
Reflects the proceeds received at closing from the Disposition. The sale price of $720,000 was reduced by (1) approximately $69,000 for estimated transaction expenses assumed to be paid at closing and increased by $20,000, representing $20,000 of the maximum of $100,000 saleable inventory for purposes of this calculation.

(c)
Reflects the proceeds receivable from the sale of NFI for the remaining saleable inventory of $110,841 and accounts receivable of $126,565 to be received by the Company as sold or collected, respectively.

The unaudited pro forma condensed consolidated statements of operations for the three months ended March 31, 2016 and 2017 and the year ended December 31, 2016 reflect the following adjustments:

(d)
The elimination of operating results of NFI business in the unaudited condensed consolidated statements of operations for the Company for the three months ended March 31, 2016 and 2017 and the year ended December 31, 2016, as if the Disposition had occurred on January 1, 2016.